UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

GENERAL EMPLOYMENT ENTERPRISES, INC.
(Name of Subject Company)

GENERAL EMPLOYMENT ENTERPRISES, INC.
(Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

369730106
(CUSIP Number of Class of Securities)

General Employment Enterprises, Inc.
Herbert F. Imhoff, Jr.
General Counsel
One Tower Lane, Suite 2200
Oakbrook Terrace, Illinois 60181
(630) 954-0400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Steve E. Isaacs
Schiff Hardin LLP
6600 Sears Tower
Chicago, Illinois 60606
(312) 258-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is General Employment Enterprises, Inc., an Illinois corporation (the “Company” or “General Employment”). The address and telephone number of the Company’s principal executive office are One Tower Lane, Suite 2200, Oakbrook Terrace, IL, 60181, (630) 954-0400.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the Common Stock, no par value, of the Company (the “Common Stock”). As of March 31, 2009, there were 5,165,265 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 (“Subject Company Information”) above, which information is incorporated herein by reference. The Company’s website is www.generalemployment.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this statement.

Tender Offer

This Schedule 14D-9 relates to the tender offer by PSQ, LLC, a Kentucky limited liability company (“PSQ”), pursuant to which PSQ has offered to purchase up to 2,500,000 of the outstanding shares of Common Stock of the Company, at a price of $0.60 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated April 13, 2009 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Tender Offer”). If more than 2,500,000 shares of Common Stock are validly tendered in the Tender Offer, the number of shares purchased from each tendering shareholder will be cut back proportionately to an amount equal to the product of the shares tendered by each such tendering shareholder and the percentage amount equal to the quotient of 2,500,000 over the number of shares of Common Stock validly tendered in the Tender Offer. The Tender Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments, supplements and exhibits thereto, the “Schedule TO”) filed by PSQ with the Securities and Exchange Commission (the “SEC”) on April 13, 2009. The foregoing summary of the Tender Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Tender Offer is being made pursuant to a Securities Purchase and Tender Offer Agreement, dated as of March 30, 2009, between PSQ and the Company (the “Purchase Agreement”), providing for, among other things, the issuance and sale by the Company and purchase by PSQ of 7,700,000 newly-issued shares of Common Stock (the “Share Purchase”) in a private placement transaction exempt from registration under the Securities Act of 1933, as amended, and the offer by PSQ to acquire up to 2,500,000 shares of Common Stock from the Company’s shareholders pursuant to a cash tender offer upon the terms and conditions set forth in the Purchase Agreement (collectively, the “Share Purchase and Tender Offer”). The Share Purchase is subject to the approval of the Company’s shareholders at a special meeting of the shareholders that will be called for that purpose. If the Share Purchase and Tender Offer are consummated, PSQ will own a majority stake in General Employment consisting of between approximately 58% of the outstanding shares of Common Stock (if the Share Issuance is consummated and no shares of Common Stock are tendered in the Tender Offer) and approximately 76% of the outstanding shares of Common Stock (if the Share Issuance is consummated and the maximum amount of shares of Common Stock for which the Tender Offer is made (2,500,000 shares of

Common Stock) are tendered in the Tender Offer). A copy of the Purchase Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

According to the Schedule TO, the business address and telephone number for PSQ is Hurstbourne Place, Suite 1205, 9300 Shelbyville Road, Louisville, Kentucky 40222, Telephone Number: (502) 736-6200.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the Information Statement of the Company (the “Information Statement”) filed as Exhibit(a)(1)(C) to this Schedule 14D-9 (and incorporated herein by reference into this Item 3), to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its executive officers, directors or affiliates and PSQ or its executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with PSQ’s designation of persons for appointment to the Company’s Board of Directors (the “Board of Directors”) effective as of the consummation of the Share Purchase and the Tender Offer pursuant to the Purchase Agreement (the “Closing”).

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a)	Arrangements between the Company and PSQ

Securities Purchase and Tender Offer Agreement

Under the Purchase Agreement, the Company will issue and sell, and PSQ will purchase, an aggregate of 7,700,000 newly-issued shares of Common Stock, and PSQ will offer to acquire up to 2,500,000 shares of Common Stock from the Company’s shareholders pursuant to the Tender Offer upon the terms and conditions set forth in the Purchase Agreement.

The Purchase Agreement governs the contractual rights among the Company and PSQ in relation to the Share Purchase and Tender Offer. The Purchase Agreement has been included as an exhibit to this Schedule 14D-9 to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and are subject to limitations agreed upon by the contracting parties, including being qualified, modified or limited by confidential disclosures exchanged between the parties in connection with the execution of the Purchase Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or PSQ or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, the representations and warranties in the Purchase Agreement should not be viewed or relied upon as statements of actual facts or the actual state of affairs of the Company.

Purchase Price

Upon the closing of the Share Purchase and Tender Offer, the Company will sell to PSQ, and PSQ will purchase, an aggregate of 7,700,000 shares of Common Stock at a price equal to $0.25 per share, for an aggregate purchase price of $1,925,000. In addition, PSQ has agreed to commence the Tender Offer for a maximum of 2,500,000 shares of Common Stock at a price of $0.60 per share, for a maximum aggregate Offer amount of $1,500,000. If more than 2,500,000 shares of Common Stock are validly tendered in the Tender Offer, the number of shares of Common Stock purchased from each tendering shareholder will be cut back proportionately to an amount equal to the product of the shares tendered by each such tendering shareholder and the percentage amount equal to the quotient of 2,500,000 over the number of shares of Common Stock validly tendered in the Tender Offer.

Effective Time of Share Purchase and Tender Offer

The Closing will occur no later than the third business day after satisfaction of the conditions of the Company and PSQ to the transactions contemplated by the Purchase Agreement, including approval of the Share Purchase by the Company’s shareholders.

Conditions to the Completion of the Share Purchase and Tender Offer

Each party’s obligation to complete the Share Purchase and Tender Offer is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, which include the following:

•	approval of the Share Purchase by affirmative vote by the holders of shares of Common Stock;

•	there be no order, litigation, injunction, administrative stop order or other legal restraint pending against the Company at the closing date that would limit or prohibit the closing of the transactions contemplated by the Purchase Agreement;

•	the accuracy in all material respects on the closing date of the representations and warranties of PSQ contained in the Purchase Agreement as though made as of such time, except to the extent that such representations and warranties expressly relate to an earlier date (in which case such representations and warranties must be true and correct in all material respects as of such earlier date);

•	the accuracy on the closing date of the representations and warranties of the Company contained in the Purchase Agreement as though made as of such time, except to the extent that such representations and warranties expressly relate to an earlier date (in which case such representations and warranties must be true and correct as of such earlier date), in each case except for inaccuracies or breaches as to matters that, individually or in the aggregate, would not have a material adverse effect on the Company;

•	all obligations, covenants and agreements of each of PSQ and the Company required to be performed at or prior to the closing date pursuant to the terms of the Purchase Agreement shall have been performed in all material respects; and

•	there shall have been no material adverse effect (as such term is defined in the Purchase Agreement) with respect to the Company since the date of the Purchase Agreement.

No Solicitation; Superior Proposals

The Company agreed that, except as described in the following paragraph, it and its affiliates will not solicit or initiate any inquiries or make any proposal with respect to any merger, consolidation or other business combination involving the Company or the acquisition of all or any significant assets or capital stock of the Company, or otherwise engage in discussions with any person (other than PSQ and its representatives) with respect to any acquisition proposal, or enter into any arrangement requiring it to abandon, terminate or fail to consummate the transactions contemplated by the Purchase Agreement.

Notwithstanding the aforementioned restriction, in the event that prior to the consummation of the transactions contemplated by the Purchase Agreement, the Company’s Board of Directors determines in good faith, after consultation with outside counsel, that it is necessary to respond to a proposal made by a third party to acquire for consideration consisting of cash and/or securities, more than 50% of the voting power of the shares of Common Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms that the Board determines in its good faith judgment to be more favorable to the Company’s shareholders than the transactions contemplated by the Purchase Agreement (an “Unsolicited

Superior Proposal”), or to an acquisition proposal that it reasonably believes could lead to an Unsolicited Superior Proposal, in either case, in order to comply with its fiduciary duties to the Company’s shareholders under applicable law, the Company may participate in discussions or negotiations with the person making such proposal and provide non-public information to such person subject to entering into, and providing PSQ with a copy of, a confidentiality agreement entered into with such person in such form as is reasonably acceptable to the Company.

The Board of Directors may (i) withdraw or modify its approval or recommendation of the Share Purchase and Tender Offer or (ii) approve or recommend an Unsolicited Superior Proposal or terminate the Purchase Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any agreement with respect to any Unsolicited Superior Proposal). No action may be taken by the Company, however, until a time that is after the fifth business day following PSQ’s receipt of written notice advising PSQ that the Board of Directors has received an Unsolicited Superior Proposal, specifying the material terms and conditions of such Unsolicited Superior Proposal. If the Purchase Agreement is terminated pursuant to the Company’s acceptance of an Unsolicited Superior Proposal, and the Company thereafter enters into a definitive agreement with respect to such Unsolicited Superior Proposal, the Company will be obligated to pay PSQ a termination fee and reimburse PSQ for certain expenses. Information on the termination fee and expenses to be paid by the Company to PSQ under such circumstances is set forth below in the section titled “Reimbursement”.

Meeting of Shareholders

The Company is obligated under the Purchase Agreement to hold and convene a special meeting of the Company’s shareholders for purposes of considering the Share Purchase. The Company is required to prepare and file a proxy statement with the SEC and distribute it to the Company’s shareholders for the purpose of convening the special meeting and seeking shareholder approval of the Share Purchase.

Covenants, Conduct of Business Pending the Share Purchase and Tender Offer

The Company has agreed that, during the period from the date of the Purchase Agreement until the closing date of the Share Purchase and Tender Offer, it will conduct its operations in the ordinary course of business consistent with past practice, and will use all commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it and will take no action which would materially adversely affect the ability of the Company and PSQ to consummate the transactions contemplated by the Purchase Agreement. The Company has agreed that it will not, without the prior written consent of PSQ:

•	amend its certificate of incorporation or bylaws or other organizational documents;

•	authorize for issuance, or otherwise agree or commit to issue, any shares of any class of its capital stock, except pursuant to and in accordance with the terms of currently outstanding options and except for the Share Purchase contemplated by the Purchase Agreement;

•	split any shares of its capital stock, declare, set aside or pay any dividend or purchase any shares of its own capital stock, except as otherwise expressly provided in the Purchase Agreement;

•	(i) incur any debt for borrowed money other than under existing lines of credit in the ordinary course of business consistent with past practice; (ii) become liable or responsible for the obligations of any other person; or (iii) make any loans in an aggregate amount exceeding $50,000;

•	(i) increase in any manner the compensation of any employee, director or officer except in the ordinary course of business consistent with past practice or except as required under currently existing agreements, plans or arrangements; (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required, except as required under currently existing agreements, plans or arrangements; (iii) grant any severance or termination pay to any employee, officer or director, except as required under currently existing agreements, plans or arrangements; or (iv) except as may be required to comply with applicable law, become obligated under any new employee benefit plan, or employment or consulting agreement, or amend any such plan or agreement in existence, except for renewals of any such plan, agreement or arrangement already in existence on terms no more favorable to the parties to such plan, agreement or arrangement;

•	enter into any material agreements, except for (i) agreements for the purchase, sale or lease of goods or services less than $50,000 individually, or (ii) agreements entered into in the ordinary course of the Company’s current business;

•	enter into an agreement or plan with respect to the liquidation or dissolution of the Company or any acquisition or disposition or pledge of a material amount of assets or securities;

•	make capital expenditures in excess of $50,000;

•	make any change in the accounting methods or accounting practices followed by the Company, except as required by GAAP;

•	settle any action, suit, claim, investigation or proceeding (legal, administrative or arbitrative) in excess of $50,000 without the consent of PSQ;

•	make any election under the Internal Revenue Code which would have a material adverse effect; or

•	agree to do any of the foregoing.

Termination

The Purchase Agreement may be terminated at any time prior to the closing of the Share Purchase and Tender Offer, whether before or after the Company has obtained shareholder approval of the Share Purchase:

•	by mutual written consent of the Company and PSQ;

•	by either PSQ or the Company:

•	if the Company’s shareholders do not approve the Share Purchase;

•	if the Share Purchase and Tender Offer shall not have been consummated on or before 95 days from the date of the Purchase Agreement; provided, however, that if the Share Purchase and Tender Offer shall not have been consummated on or prior to such 95th day, and if the SEC has elected to review and/or comment upon any of the Schedule TO, any other Tender Offer document, this Schedule 14D-9 or the Company’s proxy statement relating to shareholder approval of the Share Purchase, then the termination trigger date shall be extended until the close of business on the 50th day after the last date on which the SEC completes its review of and has no further comments to any of such documents; or

•	if any governmental entity prohibits the consummation of the transactions contemplated by the Purchase Agreement;

•	by the Company if (i) PSQ shall have failed to commence the Tender Offer within ten business days following the date of the Purchase Agreement, or (ii) any change to the Tender Offer is made in contravention of the provisions of the Purchase Agreement;

•	by the Company, if PSQ materially breaches any of its representations, warranties or obligations under the Purchase Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to PSQ, if such breach is reasonably likely to materially and adversely affect PSQ’s ability to consummate Share Purchase or Offer; or

•	by either PSQ or the Company if the Company enters into a definitive agreement to effect a superior proposal.

Reimbursement

If the Purchase Agreement is terminated by either party in connection with the Company entering into a definitive agreement to effect an Unsolicited Superior Proposal, the Company will pay PSQ $175,000 in cash and reimburse PSQ for any of PSQ’s out-of-pocket expenses incurred in connection with the transactions contemplated by the Purchase Agreement up to an aggregate reimbursement amount of $150,000.

If the Purchase Agreement is terminated because PSQ materially breaches any of its representations, warranties or obligations under the Purchase Agreement which breach cannot be or has not been cured within 30 days after the giving of written notice to PSQ, and if such breach is reasonably likely to materially and adversely affect PSQ’s ability to consummate the Tender Offer or the Sale Purchase, then PSQ shall pay to the Company $175,000 in cash and reimburse the Company for any of the Company’s out-of-pocket expenses incurred in connection with the transactions contemplated by the Purchase Agreement up to an aggregate reimbursement amount of $150,000.

Representations and Warranties

The Purchase Agreement contains customary representations and warranties made by or with respect to the Company relating to, among other things:

•	subsidiaries;

•	corporate organization, qualification and corporate power;

•	authorization, due execution and delivery of the Purchase Agreement;

•	filings, consents and approvals;

•	issuance of securities and capitalization;

•	compliance with SEC filing requirements, Sarbanes-Oxley and internal accounting controls, and exchange listing requirements;

•	litigation;

•	indebtedness;

•	financial statements and undisclosed liabilities;

•	labor relations;

•	title;

•	tax matters;

•	compliance with laws and permits;

•	real property;

•	intellectual property;

•	insurance;

•	registration rights;

•	application of takeover provisions;

•	affiliated transactions; and

•	brokerage or finders’ fees or agents’ commissions.

The Purchase Agreement contains certain customary representations and warranties made by or with respect to PSQ relating to, among other things:

•	company organization, qualification and limited liability company power;

•	available funds;

•	brokerage or finders’ fees or agents’ commissions;

•	accredited investor status;

•	litigation;

•	consents;

•	short sales;

•	interim operations; and

•	information to be included in the Company’s public filings.

This description of the representations and warranties is included to provide shareholders with information regarding the terms of the Purchase Agreement. It is not intended to provide any other factual information about the Company or PSQ. The Company’s reports filed with the Securities and Exchange Commission qualify any representation or warranty otherwise made in the Purchase Agreement to the extent of such disclosure. Further, the assertions embodied in the representations and warranties are subject to qualifications and exceptions. Accordingly, the Company’s shareholders should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.

Regulatory Approvals

The Company is not aware of any governmental or regulatory approval required for completion of the Share Purchase and Tender Offer, other than compliance with applicable corporate laws of Illinois and compliance with state securities laws.

If any other governmental approvals or actions are required, the Company intends to try to obtain them. The Company cannot assure its shareholders, however, that it will be able to obtain any such approvals.

Company Management

Pursuant to the Purchase Agreement and as requested by PSQ, Sheldon Brottman, Edward O. Hunter, Thomas G. Kosnik and Kent M. Yauch will be resigning from the Board of Directors of the Company effective as of the Closing. There are no disagreements between any of such directors and the Company on any matter relating to the Company’s operations, policies or practices which resulted in them tendering their resignations to be effective as of the Closing.

Pursuant to the Purchase Agreement and as requested by PSQ, upon the occurrence of the Closing, Stephen Pence, Charles (Chuck) W.B. Wardell III and Jerry Lancaster will be appointed by the Board to serve on the Board of Directors of the Company.

The Board of Directors will determine which committees Messrs. Pence, Wardell and Lancaster will serve on at their first scheduled meeting after the Closing occurs. If the Closing occurs and Messrs. Pence, Wardell and Lancaster become members of the Board of Directors of the Company, they will receive compensation as directors in line with the Company’s current compensation arrangement for non-employee directors, which will entitle each of them to a monthly retainer fee of $2,000. In addition, Mr. Pence will serve as Chairman of the Board of Directors of the Company. Directors do not receive any additional compensation for attendance at meetings of the Board of Directors or its committees, except that the Chairman of the Audit Committee receives an additional monthly retainer fee of $500.

Chief Executive Officer and President

In connection with Mr. Imhoff, Jr.’s agreement to resign as Chief Executive Officer and President of the Company if the Closing occurs, PSQ has requested, and the Board of Directors of the Company has approved, the appointment of Ronald E. Heineman to serve as Chief Executive Officer and President of the Company effective upon Mr. Imhoff, Jr.’s resignation.

Mr. Heineman has agreed to an initial annual salary of $1 and a grant of 150,000 stock options on the date of the Closing pursuant to and in accordance with the Company’s Amended and Restated 1997 Stock Option Plan (the “1997 Option Plan”), with such options to be fully vested on the date of issuance. The grant of such options was made subject to the approval of the Company’s shareholders of an increase in the number of authorized shares of Common Stock available for issuance under the 1997 Plan to accommodate such stock option issuance, which shareholder approval will be sought at the Company’s 2010 Annual Meeting of Shareholders or at such earlier special meeting of shareholders as may be called in accordance with the Company’s By-laws, provided that such meeting will not be called for prior to the date of the Closing.

There are no family relationships among Mr. Heineman and any directors or other executive officers of the Company, including the persons that would become directors of the Company if the Closing occurs. Other than the transactions described in this Item 3, including the provisions in the Purchase Agreement providing for Mr. Heineman to be appointed as Chief Executive Officer and President of the Company upon the occurrence of the Closing, the Company is not aware of any transaction in which Mr. Heineman has an interest requiring disclosure under Item 404(a) of Regulation S-K.

Escrow Arrangements

Concurrently with the execution of the Purchase Agreement, the Company and PSQ entered into an Escrow Agreement (the “Escrow Agreement”), dated as of March 30, 2009, with The Park Avenue Bank, as escrow agent (the “Escrow Agent”). Pursuant to the Escrow Agreement, PSQ deposited with the Escrow Agent cash in the amount of $1,925,000 for satisfaction of PSQ’s purchase price payment obligation for the Share Purchase. If PSQ terminates the Purchase Agreement under circumstances requiring payment of a termination fee and reimbursement of expenses to the Company as described in the Purchase Agreement, a portion of the funds in escrow will be released to the Company in satisfaction of such fee and expenses.

The foregoing description of the Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the Escrow Agreement, a copy of which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

Registration Rights

The Company, PSQ and Herbert F. Imhoff, Jr. (Chairman, Chief Executive Officer and President of the Company) also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) on March 30, 2009 that will provide (i) PSQ with customary demand registration rights with respect to the shares of Common Stock to be acquired by PSQ in the Share Purchase and the Tender Offer, and (ii) Mr. Imhoff, Jr. with customary piggyback registration rights with respect to the shares of Common Stock owned by Mr. Imhoff, Jr. in the event that any of PSQ’s shares of Common Stock are registered by the Company.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Confidentiality Agreement

PSQ and the Company entered into a confidentiality agreement (the “Confidentiality Agreement”), dated February 11, 2009, during the course of discussions between the parties regarding a potential acquisition. Under the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep non-public information concerning the other party confidential. The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed herewith as Exhibit (e)(4) and is incorporated herein by reference.

(b) Arrangements between the Company and its Executive Officers, Directors and Affiliates

The Company’s executive officers and the members of the Board of Directors may be deemed to have interests in the transactions contemplated by the Purchase Agreement that may be different from or in addition to those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Board of Directors is aware of these interests and considered them, among other things, in reaching its decision to approve the Purchase Agreement and the Share Purchase and Tender Offer.

Imhoff Employment Agreement and Consulting Agreement

The Company has entered into an employment agreement, as amended, with Mr. Imhoff, Jr. to serve as Chairman of the Board, Chief Executive Officer and President of the Company (as amended, the “Imhoff Employment Agreement”). If the Closing occurs, the Consulting Agreement (as defined below) will become effective, the Imhoff Employment Agreement will terminate, and Mr. Imhoff, Jr. will forego and release all of his claims with respect to his rights and benefits under the Imhoff Employment Agreement (except with respect to his accrued vacation and his vested benefits under the Company’s Executive Retirement Plan).

The Imhoff Employment Agreement provides, among other things, that Mr. Imhoff, Jr. will serve as Chairman of the Board, Chief Executive Officer and President; will have a continuous three-year term of employment with the Company at a minimum annual base salary of $450,000 (although Mr. Imhoff, Jr. agreed to reduce that base salary to $350,000 for the year ending December 31, 2009); and will be eligible to earn an annual performance bonus and be entitled to receive certain other perquisites and benefits. In addition, the Imhoff Employment Agreement provides that in the event the Company terminates Mr. Imhoff, Jr.’s employment for any reason other than for “cause,” Mr. Imhoff, Jr. would be entitled to receive outplacement assistance; a lump sum cash payment equal to the sum of his base salary (calculated at the $450,000 base salary amount) and average annual performance bonus that would have been payable for the remainder of the term of the Imhoff Employment Agreement; a severance bonus based on a fraction of his average annual performance bonus; and continuation of certain perquisites and fringe benefits for the remainder of the term of the Imhoff Employment Agreement. Also, in the event that any payment, benefit or distribution under the terms of the Imhoff Employment Agreement was determined to be an “excess parachute payment” pursuant to section 280G of the Internal Revenue Code, with the effect that he would become liable for the payment of an excise tax, Mr. Imhoff, Jr. would be entitled to receive an additional gross-up payment.

The foregoing description of the Imhoff Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Imhoff Employment Agreement, a copy of which is filed herewith as Exhibit (e)(5) and is incorporated herein by reference.

In connection with entering into the Purchase Agreement, on March 30, 2009, the Company, PSQ and Mr. Imhoff, Jr. entered into a Consulting Agreement (the “Consulting Agreement”), which agreement will become effective upon the Closing.

Under the terms of the Consulting Agreement, among other things, (i) Mr. Imhoff, Jr.’s Employment Agreement with the Company will terminate, as will his rights and benefits under the Employment Agreement (except with respect to accrued vacation and his vested benefits under the Company’s Executive Retirement Plan), (ii) all of Mr. Imhoff, Jr.’s stock options will be canceled, (iii) Mr. Imhoff, Jr. will be subject to non-competition and non-solicitation provisions for a period of two years after the expiration or termination of the Consulting Agreement, (iv) Mr. Imhoff, Jr. will grant a release in favor of the Company, (iv) Mr. Imhoff, Jr. will provide consulting services to the Company, and (v) Mr. Imhoff, Jr. will agree to continue to serve as a member of the Board of Directors of the Company during the term of the Consulting Agreement.

In consideration therefor, under the terms of the Consulting Agreement, Mr. Imhoff, Jr. (i) will be paid an annual consulting fee of $300,000 per year, and director fees no less than the fees currently paid to the Company’s non-employee directors ($2,000 per month), during the term of the Consulting Agreement, (ii) will be issued 500,000 shares of Common Stock upon the Closing for no additional consideration, and (iii) will receive health and life insurance benefits from the Company, as well as his accrued vacation benefits and accrued benefits under the Company’s Executive Retirement Plan. The term of the Consulting Agreement will be three years from the Closing, and it will be terminable at any time and for any reason by any party, provided that promptly following any such termination thereof, Mr. Imhoff, Jr. will continue to receive for the remainder of the term of the Consulting Agreement the fees and benefits that would otherwise be due to him under the agreement if the agreement had not been terminated. In addition, if the Company defaults in its payment obligations to Mr. Imhoff, Jr. under the Consulting Agreement, the Company will be required to pay to Mr. Imhoff, Jr. the remaining amount of the payments due under the Consulting Agreement in a lump-sum payment within 30 days of such default.

The foregoing description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the Consulting Agreement, a copy of which is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

Employment Agreements with Marilyn White and Kent Yauch

The Company has entered into employment agreements, as amended, with each of Marilyn White (the “White Employment Agreement”) and Kent Yauch (the “Yauch Employment Agreement” and together with the White Employment Agreement, collectively, the “Officer Employment Agreements”). The Officer Employment Agreements provide the terms for the at-will employment of Ms. White and Mr. Yauch, provide the waiver by each of Ms. White and Mr. Yauch of any benefits to which they may be respectively entitled under the Company’s Key Manager Plan, and contain a covenant not to compete that extends for two years following the termination of employment with the Company. In the event of a change in control of the Company, if the executive’s employment were to be terminated by the Company for any reason other than “cause,” the executive would be entitled to receive a lump sum cash payment equal to two times the executive’s base salary and average annual bonus; accelerated vesting of all previous cash or stock awards; a severance bonus based on a fraction of his or her average annual bonus; and continuation of certain fringe benefits for a period of two years. If the transactions contemplated by the Purchase Agreement close, then a change in control will be deemed to have occurred for purposes of the Officer Employment Agreements.

The foregoing description of the Officer Employment Agreements does not purport to be complete and is qualified in its entirety by reference to the Officer Employment Agreements, copies of which are filed herewith as Exhibit (e)(7) and are incorporated herein by reference.

D&O Insurance; Indemnification

PSQ has agreed to cause the Company to maintain for not less than 6 years from the date of closing of the Share Purchase and Tender Offer the current policies of the directors’ and officers’ liability insurance maintained by the Company with respect to matters occurring on or prior to such closing date. PSQ and the Company will not, however, be required to spend annually more than 150% of the amount that the Company spent for such policies in fiscal year 2008.

In addition, from and after the closing of the Share Purchase and Tender Offer, PSQ has agreed to cause the Company to indemnify and hold harmless each person who is now, at any time has been or who becomes prior to such closing date a director or officer of Company or any of its subsidiaries, and their heirs and personal representatives (the “Indemnified Parties”), against any and all expenses incurred in connection with any claim, suit, investigation or proceeding arising out of or pertaining to any action or omission occurring on or prior to such closing date (including, without limitation, any claim, suit, investigation or proceeding which arises out of or relates to the transactions contemplated by the Purchase Agreement), and has agreed to cause the Company to pay to each Indemnified Party expenses incurred by each Indemnified Party in connection with the final disposition of any such claim, suit, investigation or proceeding.

Cash Consideration Payable Pursuant to the Tender Offer.

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the Tender Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of March 31, 2009, the directors and executive officers of the Company beneficially owned, in the aggregate, 965,632 shares of Common Stock, including 461,027 shares issuable upon exercise of options. If the directors and executive officers were to exercise all such options having an exercise price of less than $0.60 per share of Common Stock and tender all of their shares for purchase pursuant to the Tender Offer and all of those shares were accepted for purchase and purchased by PSQ, the directors and officers would receive an aggregate of $314,275 in cash pursuant to tenders into the Tender Offer and the exercise of options (net of the exercise prices of such options). The shares of Common Stock that Mr. Imhoff, Jr., will receive pursuant to a Consulting Agreement entered into between Mr. Imhoff, Jr. the Company and PSQ on March 30, 2009 (the “Consulting Agreement”) will not be issued until the Share Purchase and Tender Offer are completed, and will not be eligible to be tendered into the Tender Offer.

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s directors, executive officers, affiliates or subsidiaries intends to tender any shares of Common Stock held by them in the Tender Offer.

Stock Option Plans

As of March 31, 2009, there were stock options outstanding under the Company’s 1995 Stock Option Plan, Amended and Restated 1997 Stock Option Plan and 1999 Stock Option Plan (each, a “Plan”, and together, collectively, the “Plans”). The Plans were approved by the shareholders. The 1995 Stock Option Plan expired during fiscal 2006, and the 1999 Stock Option Plan expired in February, 2009, and no further options may be granted under such Plans. The Plans granted specified numbers of options to non-employee directors, and they authorized the Compensation Committee of the Board of Directors to grant either incentive or non-statutory stock options to employees. All stock options outstanding as of March 31, 2009 were non-statutory stock options, had exercise prices equal to the market price on the date of grant, and had expiration dates ten years after the date of grant.

Each of the Plans provides that upon a “Change of Control,” defined in each of the respective plans to include the commencement by an entity, person or group (other than the Company or a subsidiary) of a tender offer for more than 20% of the outstanding voting stock of the Company, all outstanding options shall become fully exercisable and all restrictions thereon shall terminate. Accordingly, if the Share Purchase and the Tender Offer are consummated, all outstanding options will become fully exercisable and all restrictions thereon will terminate.

The foregoing description of the Plans does not purport to be complete and is qualified in its entirety by reference to the Plans, copies of which are included as Exhibits (e)(8), (e)(9)and (e)(10) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The beneficial ownership of shares of Common Stock of each director and officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Registration Rights

The Company, PSQ and Mr. Imhoff, Jr. entered into the Registration Rights Agreement on March 30, 2009. For more information on the Registration Rights Agreement, see Item 3 under the heading “Arrangements between the Company and PSQ — Registration Rights.”

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the Information Statement under the headings “Compensation of Directors;” “Director Compensation Table;” “Security Ownership of Certain Beneficial Owners and Management;” “Compensation Discussion and Analysis;” “Summary Compensation Table;” and “Outstanding Equity Awards at Fiscal Year-End Table.”

Item 4.	The Solicitation or Recommendation.

On March 27, 2009, the Board of Directors (i) determined that the Purchase Agreement and the transactions contemplated thereby, including the Share Purchase and Tender Offer, are fair to and in the best interests of the Company’s shareholders, (ii) approved the Purchase Agreement and the transactions contemplated thereby, including the Share Purchase and Tender Offer, (iii) declared that the Purchase Agreement is advisable and (iv) resolved to recommend that the Company’s shareholders accept the Tender Offer and tender their shares of Common Stock pursuant to the Tender Offer. Each of the foregoing actions was unanimously approved by the Board of Directors, except that Mr. Imhoff, Jr. recused himself from the vote on such actions as he has an interest in the transactions. See “Interest of Mr. Imhoff, Jr. in the Share Issuance and Tender Offer.” Accordingly, and for the other reasons described in more detail below, the Board of Directors recommends that the Company’s shareholders accept the Tender Offer and tender their shares of Common Stock pursuant to the Tender Offer.

The press release, dated March 30, 2009, issued by the Company and PSQ announcing the Tender Offer, is included as Exhibit (a)(1)(D) to this Schedule 14D-9, and is incorporated herein by reference.

Background of the Tender Offer

The Board of Directors has periodically reviewed and assessed long-term strategies and objectives and developments in the markets in which the Company operates. From time to time the Board of Directors has considered strategies to grow the Company’s business and operations through partnering, strategic alliances or other strategic opportunities with other companies. From time to time, the Company has also engaged in market check activities to test the level of interest of other companies in acquiring, or merging with the Company. As part of this process, the Company’s independent directors and senior management have had discussions with senior executives of various staffing companies, which are referred to below by code numbers in order to comply with contractual non-disclosure obligations.

In December 2007, the Company received an unsolicited call from Company No. 1 requesting a meeting to discuss possible strategic alternatives and synergies between the companies. The Company’s senior management met in person with the senior management of Company No. 1 in Chicago on December 4, 2007. One independent member of the Board of Directors and senior management of the Company met, in person, with senior management of Company No. 1 at Company No. 1’s headquarters on January 16, 2008. The full board and senior management of the Company met with the senior executives of Company No. 1 at the Company’s headquarters on February 25, 2008. Several conversations and another in-person visit with senior management of the companies took place during calendar year 2008. The Company’s Board of Directors had concerns regarding the high debt levels of Company No. 1, and the parties also were unable to reach agreement on price. Negotiations between the parties ended in early March, 2008.

As part of its ongoing discussions and market-check activities, the Company formally engaged Thersea A. Matacia, Strategy and Corporate Development Executive (“TAM”) in May 2008 to identify a list of staffing companies that could potentially be appropriate merger partners or acquisition candidates based on stated criteria. Commencing in early June 2008, representatives of TAM contacted approximately 50 potential parties. The Company received from TAM a list of 22 candidates on August 15, 2008, a list of 24 more candidates on August 29, 2008, and a final list of an additional 24 candidates (not including PSQ) on September 2, 2008. Representatives of TAM arranged nine telephone meetings and three in-person meetings between the Company’s Board of Directors, senior management and the possible candidates. None of the contacted parties conducted detailed due diligence; none submitted a term sheet or a letter of intent. Since no buyer or merger partner emerged from this phase of the Company’s market-check process, the process ended in late October 2008 and TAM’s initial engagement was terminated by the Company shortly thereafter.

TAM referred Company No. 2 to the Company in May 2008, and several telephone calls took place in May and June 2008 between the Board of Directors and Company No. 2. In June 2008, the Company’s Board of Directors asked Company No. 10 to put the specific terms of its transaction proposals in writing. The Company received a letter dated June 23, 2008 whereby Company No. 2 outlined some of its proposals. Additional telephone calls ensued over the next several weeks. The Company received a letter from Company No. 2 on August 18, 2008, indicating that Company No. 2 did not wish to pursue an investment or a strategic relationship with the Company at that time.

During early 2008, the Company received an unsolicited call from Company No. 3 wishing to discuss strategic possibilities. Company No. 3 was a company which at the time was doing no business but at least two of the owners had previously operated a successful staffing business that had been sold. On July 18, 2008, the Company was advised that Company No. 3 decided to pursue other alternatives. Subsequently, during the week of January 26, 2009 Company No. 3 again contacted the Company inquiring about a possible combination. At this time, the Company was negotiating a Letter of Intent with PSQ, and on or about

February 12, 2009, the Company told Company No. 3 that it did not wish to pursue any transaction with it at that time.

During the week of July 7, 2008, the Company received an unsolicited call from Company No. 4 wishing to discuss strategic possibilities. Company No. 4 was a privately held company currently in the staffing industry. On July 18, 2008, the Company was advised that Company No. 4 decided to pursue other alternatives. Subsequently, in January 2009, Company No. 4 contacted the Company again inquiring about a possible acquisition transaction. The Company did meet in person (with the express consent of PSQ) on February 13, 2009 with the senior management of Company No. 4. Right before that meeting, the Company had entered into a letter of intent with PSQ pursuant to which the Company had agreed, at PSQs request, not to engage in negotiations for a specified period of time with any third parties regarding an acquisition transaction. As the meeting with Company No. 4 had already been scheduled prior to the Company’s entering into the letter of intent with PSQ, PSQ agreed to let the Company continue with its meeting with Company No. 4. No specific deal terms were proposed by Company No. 4 at the February 13th meeting, and since the Company was precluded from further discussions with Company No. 4 pursuant to its letter of intent with PSQ, and since the Board of Directors determined that it would be advisable to continue to pursue the transactions and the specific and definitive transaction terms that had been proposed by PSQ in its letter of intent, the Company advised Company No. 4 on February 18, 2009 that it did not wish to further discuss a possible transaction at that time.

On July 24, 2008 the Company and Company No. 5 had a telephone conference call to discuss possible business opportunities and synergies. On August 5, 2008, two members of the Board of Directors and senior management of the Company met with Company No. 5 at the Company’s corporate headquarters. Upon review of Company No. 5’s financials, the Company decided not to pursue a transaction with Company No. 5.

On August 1, 2008, the Company and Company No. 6 had a telephone conference call to discuss possible business opportunities and synergies. It was agreed that the Company and Company No. 6 would continue talking. During the week of August 11, 2008, senior management of Company No. 5 advised the Company that Company No. 6 wanted to remain private and was pursuing a different opportunity.

On August 6, 2008, two members of the Company’s Board of Directors participated in a telephone conference with Company No. 7 to discuss possible merger synergies. From August 6, 2008 through November 7, 2008, several telephone calls were made between the parties and multiple telephone conferences of the Company’s Board of Directors took place to discuss a potential transaction with Company No. 7. On September 23, 2008, senior executives of Company No. 7 met in person with two independent directors and senior management of the Company to discuss a potential transaction. On November 14, 2008 the Company’s Board of Directors further discussed a potential transaction with Company No. 7 at length and decided not to pursue a transaction with Company No. 7.

On September 19, 2008, two members of the Company’s Board of Directors participated in a telephone conference with Company No. 8. After the conference the Company’s Board of Directors decided that Company No. 8 was not a good strategic fit for the Company.

On September 19, 2008, two members of the Company’s Board of Directors participated in a telephone conference with Company No. 9. After the conference the Company’s Board of Directors decided that Company No. 9 was not a good strategic fit for the Company.

On October 1, 2008, two members of the Company’s Board of Directors participated in a telephone conference with Company No. 10. After the conference the Company’s Board of Directors decided that Company No. 10 was not a good strategic fit for the Company.

On December 2, 2008, the Company received an unsolicited call from Company No. 11 requesting a meeting to discuss a possible strategic transaction with the Company. Two of the Company’s directors and senior management met with the senior executives of Company No. 11 at the Company’s headquarters in Chicago on January 6, 2009. The Company’s Board of Directors had concerns regarding Company No. 11’s ability to finance any transaction, and the parties also were unable to reach agreement on price. Negotiations between the parties ended in January 2009.

Background with PSQ

On January 7, 2009, one of the Company’s directors received a call from Mr. Furnari of MC Capital Funding Group to determine if the Company would be interested in an introduction to a potential buyer for the Company.

On January 8, 2009, the Board of Directors met telephonically and agreed that Dennis Baker should return Mr. Furnari’s call and schedule an introductory conference call with the potential buyer.

On January 16, 2009, Mr. Baker had a telephone conference call with Mr. Furnari to introduce Ronald E. Heineman of River Falls Financial Services, Inc. (“River Falls Financial”). The parties discussed a possible stock purchase and tender offer transaction whereby the Company would receive needed cash and the shareholders would receive an opportunity to tender some of their shares of Common Stock at a premium.

On January 19, 2009, the Company’s Board of Directors met telephonically, during which Mr. Baker reported on his telephonic meeting with Mr. Heineman. He reported that they had discussed a general concept of a stock purchase and tender offer transaction. The Board of Directors agreed that a meeting should be arranged to meet Mr. Heineman in person.

On January 27, 2009, Herbert F. Imhoff, Jr., Kent M. Yauch, Sheldon Brottman and Mr. Baker met with Mr. Heineman in the Company’s corporate office to learn more about River Falls Financial and its proposed transaction.

On February 4, 2009, Mr. Imhoff, Jr. and Mr. Baker traveled to New York to meet with representatives of River Falls Financial and certain of their investment partners, Oppenheimer, Sands Brothers Asset Management and The Park Avenue Bank.

On February 5, 2009, the Company’s Board of Directors met telephonically during which meeting Mr. Baker and Mr. Imhoff, Jr. summarized the discussions they had with representatives of River Falls Financial on February 4, 2009, and the Board recommended that the Company proceed to enter into a letter of intent with River Falls Financial.

On February 5, 2009, the Company received a draft letter of intent from PSQ, a special purpose company organized by Stephen B. Pence, outlining a proposed share purchase and tender offer to be undertaken by PSQ.

On February 6, 2009, the Company’s Board of Directors and the Company’s outside counsel participated in a conference call to discuss the terms and conditions contained in the proposed letter of intent and to further discuss changes that should be made to the letter.

On February 10, 2009, the Company’s Board of Directors and the Company’s outside counsel participated in a conference call with respect to further changes to the terms of the proposed letter of intent.

On February 11, 2009,the Company and PSQ executed the non-binding letter of intent outlining certain preliminary terms of the Share Purchase and Tender Offer.

On February 17, 2009, Mr. Imhoff, Jr. met with Mr. Heineman in the Company’s corporate office. They discussed business operations and Mr. Imhoff, Jr.’s role with the Company if the proposed transactions were to take place.

On February 23, 2009, at a regularly scheduled meeting of the Company’s Board of Directors, the Board of Directors reviewed and discussed the status of negotiations and of conversations and meetings with Mr. Heineman , as well as the merits of a potential transaction with PSQ. The Board also agreed at that meeting to form a Fairness Opinion Special Committee (the “Special Committee”), and Dennis Baker, Sheldon Brottman, Edward Hunter and Thomas Kosnik were elected to serve on the Special Committee. Mr. Baker was elected to serve as Chairman of the Special Committee. The Special Committee was tasked with interviewing and selecting a financial advisory services firm to assist the Company in reviewing any proposed transactions with PSQ and issuing a fairness opinion to the Company with respect to such transactions, and was also tasked with negotiating the terms of an engagement letter with the selected financial advisory services firm. The

Board interviewed a prospective financial advisor at that same Board meeting. Mr. Hunter agreed to take the lead in vetting several additional firms that had been referred to the Company and to make a recommendation to the Special Committee.

On March 2, 2009, the Company received a first draft of the Purchase Agreement from PSQ’s counsel. On March 2, 2009, the Company provided to PSQ and its counsel an issues list in response to the Purchase Agreement.

From March 8 through March 12, 2009, the Company and its outside counsel and PSQ and its outside counsel exchanged comments to drafts of the Purchase Agreement and negotiated various terms and conditions of the Purchase Agreement and the transactions contemplated thereby.

On March 12, 2009, Messrs. Imhoff, Jr., Yauch, Baker and Heineman, present in person at the Company’s headquarters, along with the Company’s counsel and PSQ’s counsel participating via teleconference, continued to negotiate various open issues in the Purchase Agreement.

On March 12, 2009, Mr. Baker received a draft of the Consulting Agreement from Mr. Imhoff, Jr.’s counsel.

On March 13, 2009, Mr. Baker discussed the terms of the Consulting Agreement with members of the Compensation Committee, and on March 14, 2009, Mr. Baker discussed certain terms of the Consulting Agreement with Mr. Heineman and with the Company’s counsel.

On March 13, 2009, the Special Committee formally engaged Prairie Capital Advisors, Inc. (“Prairie Capital”) to advise the Company’s Board of Directors and provide the Company with a fairness opinion with respect to the proposed transactions with PSQ.

On March 16, 2009, Mr. Yauch met in person with Robert Gross of Prairie Capital. Some of the items discussed included the Company’s business structure, the business environment and its effect on the Company, and the business planning process. Additionally, Mr. Yauch provided documents required by Prairie Capital.

On March 19, 2009, Mr. Imhoff, Jr. and Marilyn White met in person with Mr. Gross of Prairie Capital. Some of the items discussed included short and long-term challenges and opportunities for the Company, the business environment and its effect on the Company and the staffing industry, actions taken, and future actions available to reduce cost and generate additional revenue.

On March 19, 2009, PSQ’s counsel distributed a revised draft of the Purchase Agreement to the Company. The Company’s counsel delivered a further revised draft of the Purchase Agreement to PSQ on March 20, 2009.

On March 20, 2009, the Company’s Compensation Committee had a telephonic meeting to discuss terms of the Consulting Agreement.

On March 24, 2009, Mr. Baker and Mr. Brottman met with Mr. Gross of Prairie Capital to discuss the status of various issues related to the proposed fairness opinion to be issued by Prairie Capital.

On March 27, 2009, the Company’s Board of Directors met to consider whether to approve the proposed transactions with PSQ. Also in attendance was a representative of the Company’s counsel (Schiff Hardin) and a representative of Prairie Capital. Throughout the course of the meeting, the Company’s counsel and Mr. Baker reviewed with the Board the then current terms of the Purchase Agreement, the Consulting Agreement, the Escrow Agreement and the Registration Rights Agreement, drafts of which had been provided to the directors prior to the meeting. The Board of Directors deliberated at length regarding the final terms of the proposed transactions. A representative of Prairie Capital then presented the Board of Directors with a review of materials prepared by Prairie Capital, which included a financial analysis of the proposed transactions, and orally delivered Prairie Capital’s opinion, subsequently confirmed in writing, that based upon and subject to certain factors and assumptions set forth in such opinion, the Share Purchase, the Tender Offer and the terms of the Consulting Agreement with Mr. Imhoff, Jr., taken together, were fair, from a financial point of view, to the Company and its shareholders. The full text of Prairie Capital’s opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken with respect to the opinion, is attached hereto as Annex II. All questions from the Board of Directors regarding the proposed transactions with PSQ were thoroughly discussed and answered to the Board’s satisfaction.

At the conclusion of the March 27, 2009 meeting, the Board of Directors (i) approved the transactions with PSQ, including the Share Purchase, the Tender Offer and the other transactions contemplated by the Purchase Agreement, and approved the related agreements, including the Consulting Agreement, the Escrow Agreement and the Registration Rights Agreement and authorized the independent directors and executive officers of the Company to negotiate and resolve the remaining open issues in the Purchase Agreement and related agreements, (ii) declared the Purchase Agreement, including the Share Purchase and the Tender Offer, as well as the related agreements, advisable and in the best interests of the Company’s shareholders, (iii) authorized the Company to enter into the Purchase Agreement and the related agreements, and (iv) recommended that the Company’s shareholders tender their shares of Common Stock pursuant to the Tender Offer and approve the Share Purchase at a special meeting of the shareholders to be called for that purpose.

On March 28 and 29, 2009, the Company and PSQ continued to negotiate the remaining issues in the Purchase Agreement and the related agreements.

On March 30, 2009, the Company and PSQ resolved the remaining issues in the various transaction documents and entered into the Purchase Agreement and the Escrow Agreement, and the Company, PSQ and Mr. Imhoff, Jr. entered into the Consulting Agreement and the Registration Rights Agreement. The Company issued a press release and filed an 8-K with the SEC announcing the execution of the Purchase Agreement and the other transaction documents.

On April 10, 2009, the Company received an unsolicited letter proposal from Company No. 12 expressing an interest in acquiring all of the outstanding shares of the Company’s Common Stock for a per share purchase price of $0.50 in cash. The proposal indicated that no financing condition would be required. The proposal was, however, conditioned on Company No. 12’s undertaking and completion of legal, financial and other due diligence, as well as satisfactory negotiation and execution of definitive transaction documents.

The Company’s Board of Directors held a telephonic board meeting that same day (April 10th) to discuss Company No. 12’s proposal, and determined that such proposal was not superior to the transactions contemplated by the Purchase Agreement, since, among other things (1) the price which shareholders would receive for their shares of common stock under Company No. 12’s proposal would be less than the price being offered to shareholders in the Tender Offer, (2) under Company No. 12’s proposal, none of the Company’s shareholders would be given the option to remain as shareholders of the Company after the proposed transactions, since the offer was being made for 100% of the outstanding shares of the Company, (3) the proposal was subject to various conditions and uncertainties, including the satisfactory completion of a due diligence review of the Company, as well as the negotiation of mutually satisfactory documentation, and there was no assurance that a binding, definitive deal would be reached with Company No. 12, and (4) the proposal did not address other key issues that could impact the Board’s evaluation of the proposal, including whether Company No. 12 would require any conditions to closing beyond those required by PSQ.

On April 10, 2009, one of the independent members of the Company’s Board of Directors contacted senior management at Company No. 12 to inform them of the Board’s determination, including that the Board did not have sufficient information regarding Company No. 12’s proposal to fully evaluate the proposal, and that, with respect to the terms that were proposed by Company No. 12, the Board did not believe that the terms were better for the Company and the Company’s shareholders than the terms of the Company’s transactions with PSQ contemplated by the Purchase Agreement.

On April 11, 2009, Company No. 12 submitted a revised proposal to the Company. The revised proposal provided for acquiring all of the outstanding shares of the Company’s Common Stock for a per share purchase price of $0.65 in cash. The transaction would be structured as a tender offer followed by a back-end merger. In order for Company No. 12 to be able to complete the back-end merger, they would need the Company’s shareholders to tender at least 50.1% of the outstanding shares of the Company’s Common Stock in such tender offer. The proposal also indicated that Company No. 12 had not yet done any diligence on the Company or its public filings to date, that it wanted to do a comprehensive due diligence review of the Company that, among other things, would be responsive to a 15-page due diligence request list submitted by Company No. 12, and that Company No. 12 expected that its diligence review of the Company, as well as negotiation of mutually agreeable definitive transaction documents, would take three weeks.

The Company’s Board of Directors held a telephonic board meeting on April 12, 2009 to discuss Company No. 12’s revised proposal, and again determined that such proposal was not superior to the transactions contemplated by the Purchase Agreement with PSQ, since, among other things (1) there was significant uncertainty relating to whether a definitive agreement would be reached with Company No. 12, given the lengthy due diligence and negotiation period requested by Company No. 12, the fact that Company No. 12 acknowledged it had conducted no diligence of the Company’s public filings and was not aware of the principal terms of the Company’s transactions with PSQ contemplated by the Purchase Agreement, and that Company No. 12 failed to address (in response to a specific inquiry from the Company) whether Company No. 12 would require any conditions to closing a transaction with the Company beyond those required by PSQ under the Purchase Agreement, (2) even if the Company and Company No. 12 were able to agree on terms for a definitive agreement, there was significant uncertainty on whether a transaction with Company No. 12 would then be consummated, since such a transaction would require a majority of the Company’s shareholders to tender their shares to Company No. 12 in order for the transaction to be consummated, and the Company’s Board could not be certain as to whether a majority of the Company’s shareholders would tender their shares in such a transaction, and (3) the Company would have significant liquidity issues if it were to terminate its transactions with PSQ and it was unable to enter into, or consummate, a transaction with Company No. 12, given the Company’s deteriorating operations as well as its increased rate of cash burn resulting from expenses incurred in connection with its transactions with PSQ.

On April 12, 2009, one of the independent members of the Company’s Board of Directors contacted senior management at Company No. 12 to inform them of the Board’s determination.

Recommendation of the Board of Directors

In making its determination with respect to approving the Purchase Agreement and approving and recommending the Share Purchase and the Tender Offer, the Board of Directors consulted with the Company’s management as well as the Company’s legal counsel and financial advisor, and considered the short-term and long-term interests of the Company and its shareholders based upon a number of factors. In light of the wide variety of factors considered by the Board of Directors, they did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. Among the factors that the Board of Directors considered and deemed favorable were the following:

•	the Company would receive $1,925,000 in connection with the sale of stock in the Share Purchase, which the Company will be able to use (a) for working capital purposes, (b) for improving operations as the Company works towards returning to profitability, and (c) for possible acquisitions. Absent the cash that would be received from the Share Purchase, the Company’s management estimated that the Company would exhaust its cash resources by the end of the fourth calendar quarter of 2009, and, in light of the condition of the current financial markets, the Company may not otherwise be able to obtain financing needed to continue its operations, or if able to obtain it, such financing may not have been available on market terms or terms attractive to the Company;

•	the strategic and financial alternatives, including recapitalizations and refinancings, available to the Company without an equity sale. The Board considered the fact that entering into any negotiations with another third party would not necessarily lead to an equivalent or better offer and would be subject to due diligence and negotiations that would take time and would likely lead to the loss of the potential offer from PSQ;

•	the Tender Offer gives the Company’s shareholders the opportunity to sell shares of the Company in the Tender Offer at a substantial premium to the market price of the shares of the Company’s Common

Stock on the date of the Board of Directors’ consideration, and also to remain as shareholders in a company that will be financially strengthened by PSQ’s cash infusion from the Share Purchase. In concluding that the premium offered was substantial, the Board considered the closing price of the Company’s Common Stock on the date before the March 27, 2009 meeting of the Board of Directors. The $0.60 per share Tender Offer price represents a premium of approximately 82% over the closing sale price of $0.33 for the Company’s shares of Common Stock as of the day before such meeting;

•	the form of the consideration to be paid to the Company for the Share Purchase and to the Company’s shareholder’s in the Tender Offer, the historical market price for the Company’s Common Stock, and the certainty of the value of the cash consideration to be paid in the Share Purchase and the Tender Offer compared to stock or other consideration;

•	the opinion of Prairie Capital that, on the date of its opinion, and based upon and subject to the various considerations set forth in its opinion, the Tender Offer considered together with the Share Purchase and the Consulting Agreement, are fair to the Company and the Company’s shareholders from a financial point of view;

•	the fact that the Purchase Agreement would, subject to certain limitations, permit the Company to terminate the Purchase Agreement in order to allow the Company to enter into an agreement with a third party if that third party has made a proposal to acquire the Company on terms that are more favorable to the Company’s shareholders than the proposed Share Purchase and Tender Offer, upon the payment of a termination fee and reimbursement of certain transaction expenses;

•	the reasonable likelihood of the Closing in light of the limited nature of the conditions in the Purchase Agreement to the obligations of PSQ to consummate the Share Purchase and the Tender Offer, including that Closing is not contingent on PSQ’s ability to secure any third-party financing and that PSQ will put into escrow at the signing of the Purchase Agreement the funds necessary to consummate the Share Purchase;

•	the proposed Consulting Agreement with Mr. Imhoff, Jr. under which, among other things, (a) Mr. Imhoff, Jr.’s Employment Agreement with the Company will terminate, as will his rights and benefits under the Employment Agreement (except with respect to accrued vacation and his vested benefits under the Company’s Executive Retirement Plan), (b) all of Mr. Imhoff, Jr.’s stock options will be canceled, (c) Mr. Imhoff, Jr. will be subject to non-competition and non-solicitation provisions for a period of two years after the expiration or termination of the Consulting Agreement, (d) Mr. Imhoff, Jr. will grant a release in favor of the Company, and (e) Mr. Imhoff, Jr. will provide consulting services to the Company;

•	the proposed compensation terms for the proposed new Chief Executive Officer and President of the Company, Ronald E. Heineman, which, as described in more detail below, provide that Mr. Heineman’s initial compensation would consist of an annual salary of $1 and a grant of 150,000 stock options, the result of which would be significantly beneficial to the Company’s cash position in the near-term and would tie the value of Mr. Heineman’s compensation to the performance of the Company and its stock price; and

•	that after the Closing, Mr. Imhoff, Jr. and Dennis Baker, a current member of the Board of Directors, will continue to serve as members of the Board, providing continuity and accumulated historical knowledge of the Company to the new officers and directors.

The Board of Directors also considered certain countervailing factors in its deliberations concerning the Share Purchase and the Tender Offer, including:

•	the restrictions that the Purchase Agreement imposes on soliciting competing transaction proposals, and the requirement under the Purchase Agreement that the Company would be obligated to, under certain circumstances, pay a termination fee of $175,000 and reimburse PSQ’s actual expenses of up to $150,000, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions;

•	the proposed Consulting Agreement with Mr. Imhoff, Jr., under which, among other things, Mr. Imhoff, Jr. (a) will be paid an annual consulting fee of $300,000 per year, and director fees no less than the fees currently paid to the Company’s non-employee directors ($2,000 per month), during the term of the Consulting Agreement, (ii) will be issued 500,000 shares of Common Stock at the closing of the transactions contemplated by the Purchase Agreement for no additional consideration, and (iii) will receive health and life insurance benefits from the Company, as well as his accrued vacation benefits and accrued benefits under the Company’s Executive Retirement Plan. In addition, the Consulting Agreement, which will have a three-year term from the Closing, and will be terminable at any time and for any reason by any party, provides that, following any such termination thereof, Mr. Imhoff, Jr. will continue to receive for the remainder of the term of the Consulting Agreement the fees and benefits that would otherwise be due to him under the agreement if the agreement had not been terminated;

•	the potential disruption of the Company’s business that might result from the announcement of the transactions;

•	the uncertainty regarding shareholders’, customers’ and employees’ perceptions of the transactions;

•	the possibility that the Share Purchase and the Tender Offer may not be completed, and if such transactions are not completed, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transactions, and the Company will have incurred significant costs attempting to consummate the transactions; and

•	the potential conflicts of interest of certain of the Company’s directors, officers and principal shareholders, including:

•	the Consulting Agreement and the Registration Rights Agreement to be entered into by Mr. Imhoff, Jr., the Company and PSQ;

•	that, as a result of the Share Purchase and the Tender Offer, all outstanding unvested options issued under the Company’s stock option plans will automatically vest in full prior to the Closing;

•	that the Closing would trigger additional severance benefits under certain circumstances for Kent Yauch, a member of the Board and the Company’s Vice President, Chief Financial Officer and Treasurer, and for Marilyn White, a Vice President of the Company, under separate employment agreements each of them previously entered into with the Company;

•	that under the Purchase Agreement, certain of the Company’s directors and officers will be required to resign as directors and/or officers of the Company effective upon the Closing; and

•	that under the Purchase Agreement, the Company will provide certain continuing indemnification and insurance benefits for officers, directors and employees of the Company.

The foregoing discussion of the Board of Directors’ reasons for its recommendation to accept the Tender Offer is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its consideration of the Tender Offer. The Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Board of Directors viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Board of Directors.

Opinion of Prairie Capital

At the March 27, 2009 meeting of the Board of Directors, Prairie Capital presented the analysis of its opinion and then delivered its oral opinion, subsequently confirmed in writing on March 30, 2009, that, on the date of its opinion, and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the Share Purchase, the Tender Offer and the terms of the Consulting Agreement, taken as a whole, were fair, from a financial point of view, to the Company and the Company’s shareholders. The summary of the fairness opinion set forth under the heading “Opinion of Prairie Capital” in the Proxy Statement and the full text of the March 30, 2009 fairness opinion filed as Exhibit (a)(5) to this Schedule 14D-9 are incorporated herein by reference.

The full text of the fairness opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Prairie Capital in rendering its fairness opinion. The Company’s shareholders are urged to, and should, read the fairness opinion carefully and in its entirety. The fairness opinion is not intended to be, and does not constitute, a recommendation to any shareholder of the Company as to whether or not to tender their shares of Common Stock in the Tender Offer.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s directors, executive officers, affiliates or subsidiaries intends to tender any shares of Common Stock held by them in the Tender Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Effective March 13, 2009, the Company engaged Prairie Capital to act as its financial advisor in connection with the Share Purchase and Tender Offer. The Company selected Prairie Capital as its financial advisor because Prairie Capital is a well recognized financial services advisory firm with experience in transactions similar to the Share Purchase and Tender Offer. Pursuant to the terms of a letter agreement between the Company and Prairie Capital dated March 13, 2009, in consideration for the provision by Prairie Capital of valuation and financial advisory services, the Company agreed to pay to Prairie Capital a fee of $40,000 to $50,000, of which $20,000 was paid upon the execution of the letter agreement.

Information pertaining to the retention of Prairie Capital by the Company in Item 4 (“The Solicitation or Recommendation — Opinion of Prairie Capital”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s shareholders with respect to the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the shares of Common Stock have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except that, in connection with Edward O. Hunter and Thomas G. Kosnik being elected to the Company’s Board of Directors at the Company’s Annual Meeting of Shareholders held on February 23, 2009, each of Messrs. Hunter and Kosnik received on that date a grant of 15,000 options to purchase shares of the Company’s Common Stock at an exercise price of $0.30 per share, which is equal to the per share closing price on that date of the Company’s Common Stock as reported on the NYSE Amex stock exchange. The grants were made pursuant to the terms of the Company’s Amended and Restated 1997 Stock Option Plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except with respect to the Share Purchase and Tender Offer and as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), the Company is not undertaking or engaged in any negotiations in response to the Tender Offer that relate to (i) a tender offer for, or other acquisition of, shares of Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

In addition, pursuant to Section 4.4 of the Purchase Agreement, the Company has agreed, subject to the following paragraph, not to (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal or knowingly take any action that would reasonably be expected to lead to any acquisition proposal from a third party, (ii) furnish any non-public information regarding the Company to a third party in connection with or in response to an acquisition proposal, (iii) engage in discussions or negotiations with a third party with respect to any acquisition proposal, (iv) approve, endorse or recommend any acquisition proposal or (v) enter into any letter of intent or similar document or any contract contemplating or providing for any acquisition transaction or accepting any acquisition proposal.

The Board of Directors may, however, (i) withdraw or modify its approval or recommendation of the Purchase Agreement or (ii) approve or recommend an Unsolicited Superior Proposal or terminate the Purchase Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any agreement with respect to any Unsolicited Superior Proposal), but in each case no action shall be taken by the Company until a time that is after the fifth business day following PSQ’s receipt of written notice advising PSQ that the Board of Directors has received an Unsolicited Superior Proposal, specifying the material terms and conditions of such Unsolicited Superior Proposal and identifying the person making such Unsolicited Superior Proposal, to the extent such identification of the person making such proposal does not breach the fiduciary duties of the Board of Directors as advised by outside legal counsel.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Tender Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the designation by PSQ, pursuant to the Purchase Agreement, of certain persons to be appointed to the Board of Directors following the closing of the Share Purchase and Tender Offer, through the appointment of such persons to the Board to fill the vacancies in the Board that will be created by certain members of the Board that will be resigning at the time of the Closing. See the Information Statement under the heading “PSQ Designees — Board of Directors.”

Shareholders’ Meeting

Approval of the Company’s shareholders is required in order to complete the sale by the Company of 7,700,000 newly-issued shares of Common Stock to PSQ at a price of $0.25 per share as contemplated by the Purchase Agreement.

Recent SEC Filings

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-KSB for the year ended September 30, 2008, and the Company’s Form 10-Q for the quarterly period ended December 31, 2008, each of which is incorporated herein by reference.

Shareholder Rights Plan

On February 4, 2000, the Company adopted a shareholder rights plan, and the Board of Directors declared a dividend of one share purchase right for each share of outstanding Common Stock. In connection with such rights plan, the Company entered into the Rights Agreement, dated as of February 4, 2000 (the “Rights Agreement”), with Continental Stock Transfer & Trust Company. Under the Rights Agreement, the rights will become exercisable if any person or affiliated group (other than certain “grandfathered” shareholders) acquires, or offers to acquire, 10% or more of the Company’s Shares. Each exercisable right entitles the holder (other than the acquiring person or group) to purchase, at a price of $21.50 per Share, Common Stock of the Company having a market value equal to two times the purchase price. The purchase price and the number of shares of Common Stock issuable on exercise of the rights are subject to adjustment in accordance with customary anti-dilution provisions. The Board of Directors may authorize the Company to redeem the rights at a price of $.01 per right at any time before they become exercisable. After the rights become exercisable, the Board of Directors may authorize the Company to exchange any unexercised rights at the rate of one Share for each right. The rights are nonvoting and will expire on February 22, 2010.

On March 27, 2009, the Board of Directors determined to exclude from the trigger events defined in the Rights Agreement the Share Purchase and Tender Offer with respect to the contemplated transactions with PSQ, and on March 30, 2009, the Company entered into an amendment (the “Rights Agreement Amendment”) of the Rights Agreement with Continental Stock Transfer & Trust Company. The Rights Agreement Amendment, among other things, generally provides that neither PSQ nor its affiliates or associates will be deemed to be an “Acquiring Person” (as such term is defined in the Rights Agreement) if the Share Purchase and Tender Offer are consummated, and a “Distribution Date” (as such term is defined in the Rights Agreement) will not be deemed to have occurred, solely as a result of (a) the announcement of the Share Purchase and Tender Offer, (b) the execution of the Purchase Agreement, or (c) the consummation of the transactions contemplated by the Purchase Agreement, including the Share Purchase and Tender Offer. In addition, the previous exception to the definition of Acquiring Person for Herbert F. Imhoff, Sr., and his family members and related trusts, which allowed such persons and trusts to own up to 38% of the outstanding shares of Common Stock of the Company without being treated as an “Acquiring Person” under the Rights Agreement, was eliminated by the Rights Agreement Amendment.

The foregoing summaries are qualified in their entirety by references to the Rights Agreement and the Rights Agreement Amendment, which have been filed as Exhibits (e)(11) and (e)(12) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

By-laws

The Company’s By-laws previously provided that the Board of Directors of the Company could not fill vacancies in the Board in between shareholder meetings held for that purpose with respect to more than 33 1/3% of the total membership of the Board of Directors. In order to satisfy PSQ’s request and the requirement in the Purchase Agreement that the Board appoint to the Board three members designated by PSQ, effective upon the occurrence of the Closing, the Board of Directors amended the Company’s By-laws effective as of March 27, 2009 to remove from the By-laws the limitation on the number of vacancies in the Board that can be filled by the Board in between meetings of shareholders specified for that purpose.

The foregoing description of the amendment to the By-laws described above does not purport to be complete and is qualified in its entirety by reference to the amendment, a copy of which is filed herewith as Exhibit (e)(13) and is incorporated herein by reference.

Unregistered Sales of Equity Securities

The shares of Common Stock that will be issued to PSQ under the Share Purchase, if it is consummated, and the shares of Common Stock that will be issued to Mr. Imhoff, Jr. under the Consulting Agreement, if that agreement becomes effective, will be issued in private placement transactions made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and/or Rule 506 promulgated thereunder. Each of PSQ and Mr. Imhoff, Jr. has represented to the Company that they are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

The statements made in this Schedule 14D-9 which are not historical facts are forward-looking statements. These forward-looking statements include statements regarding the commencement of, and the acquisition of shares pursuant to, the Tender Offer, the consummation of the Share Purchase, the filing of documents and information with the SEC, other future or anticipated matters regarding the transactions discussed in this Schedule 14D-9 and the timing of such matters. Such forward-looking statements often contain or are prefaced by words such as “will” and “expect.” As a result of a number of factors, our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause our actual results to differ materially from those in the forward-looking statements include, without limitation: (1) the risk that the conditions to the closing of the Tender Offer or the Share Purchase set forth in the Purchase Agreement will not be satisfied, (2) changes in the Company’s business during the period between the date of this Schedule 14D-9 and the closing of the transactions contemplated by the Purchase Agreement, (3) obtaining regulatory approvals (if required) for the transaction, (4) the risk that the transactions will not be consummated on the terms or timeline first announced, and (5) those factors set forth under the heading “Forward-Looking Statements” in the Company’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2008, and in the Company’s other filings with the SEC. The Company is under no obligation to (and expressly disclaims any such obligation to) and does not intend to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Item 9.	Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2009 (incorporated herein by reference to Exhibit(a)(1) to PSQ, LLC’s Offer to Purchase Statement on Schedule TO, filed by PSQ, LLC with respect to General Employment Enterprises, Inc. on April 13, 2009).
(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit(a)(1) to PSQ, LLC’s Offer to Purchase Statement on Schedule TO, filed by PSQ, LLC with respect to General Employment Enterprises, Inc. on April 13, 2009).
(a)(1)(C)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).
(a)(1)(D)	Press Release, dated March 30, 2009, issued by General Employment Enterprises, Inc. (incorporated herein by reference to the Press Release filed under the cover of Schedule 14D-9 by General Employment Enterprises, Inc. on March 30, 2009).
(a)(5)	Opinion of Prairie Capital Advisors, Inc. dated March 30, 2009 (incorporated herein by reference to Annex II hereto).
(e)(1)	Securities Purchase and Tender Offer Agreement, dated as of March 30, 2009, by and among General Employment Enterprises, Inc. and PSQ, LLC. (incorporated herein by reference to Exhibit 2.1 to General Employment Enterprises, Inc.’s Current Report on Form 8-K dated March 30, 2009).
(e)(2)	Escrow Agreement, dated as of March 30, 2009, by and among General Employment Enterprises, Inc., PSQ, LLC and The Park Avenue Bank, as escrow agent (incorporated herein by reference to Exhibit 10.1 to General Employment Enterprises, Inc.’s Current Report on Form 8-K dated March 30, 2009).
(e)(3)	Registration Rights Agreement, dated as of March 30, 2009, by and among General Employment Enterprises, Inc., PSQ, LLC and Herbert F. Imhoff (incorporated herein by reference to Exhibit 10.3 to General Employment Enterprises, Inc.’s Current Report on Form 8-K dated March 30, 2009).
(e)(4)	Confidentiality Agreement, dated February 11, 2009, between General Employment Enterprises, Inc. and PSQ, LLC.
(e)(5)	Employment Agreement with Herbert F. Imhoff, Jr. effective as of August 1, 2001 (incorporated by reference to Exhibit 10.10 to General Employment Enterprises, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001).
(e)(6)	Consulting Agreement dated as of March 30, 2009, between General Employment Enterprises, Inc., PSQ, LLC, and Herbert F. Imhoff, Jr. (incorporated herein by reference to Exhibit 10.2 to General Employment Enterprises, Inc.’s Current Report on Form 8-K dated March 30, 2009).

Exhibit
Number	Description

(e)(7)	Form of employment agreement with executive officers (incorporated by reference to Exhibit 10.01 to General Employment Enterprises, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2001), as amended by the Form of First Amendment of Employment Agreements with Marilyn L. White and with Kent M. Yauch, effective as of October 2, 2007 (incorporated by reference to Exhibit 10.19 to General Employment Enterprises, Inc.’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2007), as further amended by the Second Amendment of Employment Agreement with Marilyn L. White, effective as of January 27, 2009 (incorporated by reference to Exhibit 10.02 to General Employment Enterprises, Inc.’s Form 8-K filed with the Securities and Exchange Commission on March 26, 2009).
(e)(8)	General Employment Enterprises, Inc. 1995 Stock Option Plan (incorporated by reference to Exhibit 4.1 to General Employment Enterprises, Inc.’s Form S-8 Registration Statement dated April 25, 1995).
(e)(9)	Amended and Restated General Employment Enterprises, Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 10.01 to General Employment Enterprises, Inc.’s quarterly report on Form 10-QSB for the quarterly period ended March 31, 2007).
(e)(10)	General Employment Enterprises, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 10 of General Employment Enterprises, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).
(e)(11)	Rights Agreement dated as of February 4, 2000, between General Employment Enterprises, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 1 to General Employment Enterprises, Inc.’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on February 7, 2000).
(e)(12)	Amendment No. 1 to Rights Agreement dated as of March 30, 2009, between General Employment Enterprises, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to General Employment Enterprises, Inc.’s Form 8-A/A dated March 30, 2009).
(e)(13)	Amendment to the By-Laws of General Employment Enterprises, Inc. (incorporated herein by reference to Exhibit 2.1 to General Employment Enterprises, Inc.’s Current Report on Form 8-K dated March 30, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

GENERAL EMPLOYMENT ENTERPRISES, INC.

By:	/s/ Kent M. Yauch
Name:     Kent M. Yauch

Title:	Vice President, Chief Financial Officer and Treasurer

Dated: April 15, 2009

ANNEX I

GENERAL EMPLOYMENT ENTERPRISES, INC.
ONE TOWER LANE, SUITE 2200
OAKBROOK TERRACE, ILLINOIS 60181

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement is being mailed on or about April 15, 2009 to holders of record of Common Stock, no par value, of General Employment Enterprises, Inc., an Illinois corporation (the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by PSQ, LLC, a Kentucky limited liability company (“PSQ”), for up to 2,500,000 outstanding shares of Common Stock of the Company. Shareholders of the Company are receiving this Information Statement in connection with the agreement by the Board of Directors of the Company (the “Board of Directors”) to appoint to the Board of Directors three members designated by PSQ if the tender offer is consummated. Upon the closing of the tender offer, four current members of the six-person Board of Directors will resign from the Board of Directors, and their vacancies will be filled by the appointment of the three members designated by PSQ to serve on the Board of Directors. After those resignations and appointments are effected, the size of the Board of Directors will be reduced to five members, and will consist of two current members of the Board of Directors and the three directors appointed at the request of PSQ. The Company agreed to effect the appointment of PSQ’s designees to the Board of Directors pursuant to the Securities Purchase and Tender Offer Agreement, dated as of March 30, 2009 (as such agreement may be amended or supplemented from time to time, the “Purchase Agreement”), entered into between PSQ and the Company.

Pursuant to the Purchase Agreement, PSQ commenced a cash tender offer on April 13, 2009 to purchase up to 2,500,000 shares of Common Stock from the Company’s shareholders at a price of $0.60 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated April 13, 2009 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Tender Offer”). The initial expiration date of the Tender Offer is 12:00 midnight, Chicago time, on June 30, 2009 (which is the minute following 11:59 p.m., Chicago time, on such date), subject to extension in certain circumstances as required or permitted by the Purchase Agreement and applicable law. At that time, if all the conditions to the Tender Offer have been satisfied or waived, PSQ will purchase up to 2,500,000 shares of Common Stock validly tendered pursuant to the Tender Offer and not properly withdrawn. If more than 2,500,000 shares of Common Stock are tendered in the Tender Offer, the number of shares of Common Stock purchased from each tendering shareholder will be cut back proportionately to an amount equal to the product of the shares tendered by each such tendering shareholder and the percentage amount equal to the quotient of 2,500,000 over the number of shares of Common Stock validly tendered in the Tender Offer. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to shareholders of the Company and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 15, 2009.

The Purchase Agreement also provides that the Company will issue and sell, and PSQ will buy, 7,700,000 newly issued shares of Common Stock (the “Share Purchase” and together with the Tender Offer, the “Share Purchase and Tender Offer”) at a price of $0.25 per share for a total purchase price of $1,925,000. The Share Purchase is subject to approval by the Company’s shareholders and will be voted on by the shareholders at a special meeting of the shareholders held for that purpose. The transactions contemplated by the Purchase Agreement, including the resignation of current members of the Board of Directors, the appointment of PSQ’s designees to the Board of Directors, and the consummation of the Share Purchase and the Tender Offer will not occur unless the shareholders approve the Share Purchase at the special meeting of the shareholders.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the appointment of PSQ’s designees to the Board of Directors if the Share Purchase and Tender Offer are consummated. The Company’s shareholders are urged to read this Information Statement carefully. The Company’s shareholders are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning PSQ’s designees has been furnished to the Company by PSQ, and the Company assumes no responsibility for the accuracy or completeness of such information.

PSQ DESIGNEES — BOARD OF DIRECTORS

Pursuant to the Purchase Agreement and as requested by PSQ, Sheldon Brottman, Edward O. Hunter, Thomas G. Kosnik and Kent M. Yauch (the “Resigning Directors”), each of whom is currently a member of the Board of Directors, will be resigning from the Board of Directors upon the occurrence of the closing of the Share Purchase and Tender Offer. Each of the Resigning Directors submitted a letter of resignation to the Company, to be effective only upon and immediately following the closing of the Share Purchase and Tender Offer (the “Closing”). There are no disagreements between any of such directors and the Company on any matter relating to the Company’s operations, policies or practices which resulted in them tendering their resignations to be effective upon the occurrence of the Closing.

Pursuant to the Purchase Agreement and as requested by PSQ, upon the occurrence of the Closing, Stephen Pence, Charles (Chuck) W.B. Wardell III and Jerry Lancaster (“Replacement Directors”) will be appointed by the Board of Directors to fill the vacancies on the Board of Directors that will result from the resignations of the Resigning Directors. After their appointments are effected, the size of the Board of Directors will be reduced to five members, and will consist of two current members of the Board of Directors and the three directors appointed at the request of PSQ.

The Board of Directors will determine which committees Messrs. Pence, Wardell and Lancaster will serve on at their first scheduled meeting after the Closing occurs. If the Closing occurs and Messrs. Pence, Wardell and Lancaster become members of the Board of Directors of the Company, they will receive compensation as directors in line with the Company’s current non-employee director compensation arrangement, which will entitle each of them to a monthly retainer fee of $2,000. Directors do not receive any additional compensation for attendance at meetings of the Board of Directors or its committees, except that the Chairman of the Audit Committee receives an additional monthly fee of $500.

In addition, Herbert F. Imhoff, Jr., who currently serves as the Chairman of the Board of Directors and Chief Executive Officer and President of the Company, has agreed to resign from those positions with the Company if the Share Purchase and the Tender Offer are consummated, although he will remain as a member of the Board of Directors. Under the terms of the Purchase Agreement, the Board of Directors has agreed to appoint Mr. Pence to serve as Chairman of the Board of Directors effective upon Mr. Imhoff, Jr.’s resignation.

The following biographical information sets forth, with respect to each individual nominee for election as a director, the name, age of the individual as of April 15, 2009, current principal occupation and employment history during the past five years. Each designee has agreed to serve, if elected.

STEPHEN B. PENCE, 55, is currently a retired colonel from the United States Army Reserve, where he served as a federal military judge, and is also of counsel with Martin, Ogburn & Zipperle, in Louisville, Kentucky, assisting clients involved in human resource staffing and workers’ compensation insurance. In 2001, Mr. Pence was nominated by President Bush and confirmed by the U.S. Senate to the position of United States Attorney for the Western District of Kentucky. From 2003 to 2007, Mr. Pence served as Lieutenant Governor of Kentucky, which included roles as the Secretary of the Justice and Public Safety Cabinet and Commissioner of State Police. Mr. Pence received his bachelor’s degree in business and his masters of business administration, with a concentration on economics, from Eastern Kentucky University, and his juris doctorate degree from the University of Kentucky.

CHARLES W.B. WARDELL III, 56, served as Senior Advisor to the Chief Executive Officer of Korn/Ferry International, a multi-national executive recruitment service with currently more than 90 offices in 40 countries, from 1992 through 2007. Between 1990 and 1992, Mr. Wardell operated as President of Nordeman Grimm, a New York based boutique executive placement firm with specialization on placement with marketing and financial services companies. In 1978, he joined American Express as Special Assistant to the Chief Executive Officer, although he also held roles, between 1978 and 1990, of Regional Vice President and General Manager of American Express Company Middle East and Senior Vice President and Chief Operating Officer of Global Private Banking at American Express International Banking Corporation. His experience also encompasses Senior Vice President, both at Travelers and Mastercard International, as well as Executive Vice President of Diners Club at Citicorp. Mr. Wardell graduated cum laude from Harvard College with an A.B. degree.

JERRY LANCASTER, 74, has been employed with Imperial Casualty and Indemnity Company since 1997, where he is currently the Chairman and the Director of Marketing. He has worked in a variety of capacities involving workers’ compensation programs and holds General Lines Agent and Managing General Agent licenses from the State of Texas. Mr. Lancaster graduated from Southern Methodist University with a degree in mathematics.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of General Employment consists of 20,000,000 shares of Common Stock, no par, and 100,000 shares of preferred stock. As of March 31, 2009, there were 5,165,265 shares of Common Stock and no shares of preferred stock issued and outstanding. The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders except that, in elections for directors, each shareholder has cumulative voting rights. When voting cumulatively, each shareholder has the number of votes equal to the number of directors to be elected (three) multiplied by the number of his or her Shares. Such number of votes may be divided equally among all nominees, may be cumulated for one nominee, or may be distributed on any basis among as many nominees as is desired.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors and Executive Officers

Set forth below are the name, age and position of each director and executive officer of the Company as of March 31, 2009.

Name	Age	Position

Dennis W. Baker	62	Director
Sheldon Brottman	74	Director
Edward O. Hunter	62	Director
Herbert F. Imhoff, Jr.	59	Director, Chairman of the Board, Chief Executive Officer and President
Thomas G. Kosnik	48	Director
Marilyn L. White	58	Vice President
Kent M. Yauch	62	Director, Vice President, Chief Financial Officer and Treasurer

All executive officers are elected annually by the Board of Directors at the first meeting of the board held following each Annual Meeting of Shareholders, and they hold office until their successors are elected and qualified.

The following are brief biographies of each current director and executive officer of the Company (including present principal occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of Company. As of March 31, 2009, there were no material legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Common Stock of the Company, or shareholder is a party adverse to the Company or has a material interest adverse to the Company.

DENNIS W. BAKER.   Director of the Company since 2000. Formerly with CF Industries Holdings, Inc., Long Grove, Illinois, where he had been employed for more than 30 years in various financial capacities, and was Treasurer when he retired in April of 2007.

SHELDON BROTTMAN.   Director of the Company since 1991; is an attorney, and for more than ten years, has operated a real estate management and development business.

EDWARD O. HUNTER.   Director of the Company since February, 2009; attorney and corporate governance specialist, Robinson & Robinson, LLP since 2002; and has been an international business lawyer for more than 30 years. Mr. Hunter is also a director of En Pointe Technologies, Inc. and a former director of International Stem Cell Corporation.

HERBERT F. IMHOFF, JR.   Director of the Company since 1986; named Chairman of the Board and Chief Executive Officer in 2001; has been President since 1997 and had previously been Executive Vice President since 1986; has served as the Company’s General Counsel since 1982.

THOMAS G. KOSNIK.   Director of the Company since February, 2009; President of VISUS, Inc., a management consulting firm, since 1999; is a business consultant specializing in organizational development, improving company profits and work culture transformation; has worked extensively with companies in the staffing industry.

MARILYN L. WHITE.   Vice President of the Company since 1996, with responsibility for the Company’s branch operations.

KENT M. YAUCH.   Director of the Company since 2001; was named Vice President in 2001 and has served as Chief Financial Officer of the Company since 1996 and Treasurer since 1991; had previously been Controller from 1991 to 1996.

Compliance with Section 16(a) of the Exchange Act

Directors and officers of the Company are required to report to the Securities and Exchange Commission, by a specified date, their transactions related to General Employment Enterprises, Inc. Shares. Based solely on a review of the copies of these reports furnished to the Company and written representation that no other reports were required, the Company believes that during the 2008 fiscal year, all filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with. Thomas Kosnik and Edward Hunter were late in filing their Form 3s following their election to serve as members of the Company’s Board of Directors at the Company’s Annual Meeting of Shareholders held on February 23, 2009.

Ownership of Common Stock by Directors and Executive Officers

The following information is furnished as of March 31, 2009, to indicate the beneficial ownership of the shares of Common Stock by each director and named executive officer, as defined below, individually, and all directors and executive officers as a group. Unless noted otherwise, the named individuals have sole voting and dispositive power over the shares of Common Stock listed.

	Amount and Nature of
Name of Beneficial Owner	Beneficial Ownership		Percent of Class

Dennis W. Baker	30,000	(1)	*	%
Sheldon Brottman	76,851	(2)	1.48
Edward O. Hunter	15,000	(4)
Herbert F. Imhoff, Jr.	641,678	(3)	11.98
Thomas G. Kosnik	15,000	(4)
Marilyn L. White	81,098	(4)	1.55
Kent M. Yauch	76,005	(5)	1.45
All directors and executive officers as a group (seven persons)	935,632	(6)	17.61

*	Represents less than 1%.

(1)	Includes 15,000 option shares exercisable within 60 days of the date of this Information Statement.

(2)	Includes 40,731 option shares exercisable within 60 days of the date of this Information Statement.

(3)	Includes 10,161 shares of Common Stock held by Mr. Imhoff, Jr.’s son and 192,193 option shares exercisable by Mr. Imhoff, Jr. within 60 days of the date of this Information Statement.

(4)	Represents option shares exercisable within 60 days of the date of this Information Statement.

(5)	Includes 72,005 option shares exercisable within 60 days of the date of this Information Statement.

(6)	Includes 10,161 shares of Common Stock held by Mr. Imhoff, Jr.’s son, and 431,027 option shares exercisable by members of the group within 60 days of the date of this Information Statement.

Legal Proceedings

From time to time, the Company is subject to various legal proceedings and claims arising in the ordinary course of business. As of March 31, 2009, there were no material legal proceedings pending against the Company.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors has determined that each director, other than Mr. Imhoff, Jr. and Mr. Yauch, is an independent director under the listing standards of the NYSE Amex stock exchange. In addition, the Board of Directors has determined that each current member of the Audit Committee meets the additional independence criteria required for audit committee membership under the listing standards of the NYSE Amex stock exchange and Rule 10A-3 of the Securities Exchange Act of 1934.

Mr. Kosnik is the President of VISUS, Inc. The Company entered into an agreement in December 2008 whereby VISUS, Inc. will provide advisory services to the Company on a month-to-month basis at the rate of $8,000 per month. The agreement was approved in advance by the Company’s Board of Directors.

Board and Committee Meetings

The Board of Directors meets on a regularly scheduled basis to review significant developments affecting the Company and to act on matters requiring approval of the Board of Directors. It also holds special meetings when an important matter requires Board action between scheduled meetings. The Board of Directors held seven meetings during the last fiscal year. No director of the Company attended fewer than 75% of the total meetings of the Board of Directors and Committee meetings on which such Board of Directors members served during this period.

There are three standing committees of the Board of Directors, which are the Nominating Committee, the Audit Committee and the Compensation Committee. The Board of Directors has adopted written charters for each of the standing committees, copies of which the Company will furnish to shareholders upon written request and without charge.

Nominating Committee

The Nominating Committee is presently composed of four non-employee directors: Thomas Kosnik (Chairman), Dennis W. Baker, Sheldon Brottman and Edward Hunter. Upon the resignation of Messrs. Kosnik, Brottman and Hunter, the Board of Directors will determine which of Messrs. Pence, Wardell and Lancaster will serve on the Nominating Committee.

The functions of the Nominating Committee are to assist the Board of Directors in identifying, interviewing and recommending to the Board of Directors qualified candidates to fill positions on the board. The Nominating Committee met once during fiscal 2008.

In evaluating candidates to serve on the Company’s Board of Directors, consideration is given to the level of experience, financial literacy and business acumen of the candidate. In addition, qualified candidates for director are those who, in the judgment of the committee, have significant decision-making responsibility, with business, legal or academic experience. The Nominating Committee will consider recommendations for board candidates that are received from various sources, including directors and officers of the Company, other business associates and shareholders, and all candidates will be considered on an equal basis, regardless of source.

Shareholders may contact the Nominating Committee to make such recommendations by writing in care of the Secretary of the Company, at One Tower Lane, Suite 2200, Oakbrook Terrace, Illinois 60181. Submissions must include: (a) a statement that the writer is a shareholder and is proposing a candidate for consideration by the Nominating Committee; (b) the name, address and number of shares beneficially owned by the shareholder; (c) the name, address and contact information of the candidate being recommended; (d) a description of the qualifications and business experience of the candidate; (e) a statement detailing any relationships between the candidate and the Company and any relationships or understandings between the candidate and the proposing shareholder; and (f) the written consent of the candidate that the candidate is willing to serve as a director if nominated and elected.

Audit Committee

The Audit Committee is presently composed of four non-employee directors: Dennis Baker (Chairman), Sheldon Brottman, Edward Hunter and Thomas Kosnik. Upon the resignation of Messrs. Brottman, Hunter and Kosnik, the Board of Directors will determine which of Messrs. Pence, Wardell and Lancaster will serve on the Audit Committee. The Board of Directors has determined that Messrs. Baker and Hunter are each an “audit committee financial expert” as defined by rules of the Securities and Exchange Commission.

The Audit Committee is primarily concerned with the effectiveness of the Company’s accounting policies and practices, its financial reporting and its internal accounting controls. In addition, the Audit Committee reviews and approves the scope of the annual audit of the Company’s books, reviews the findings and recommendations of the independent registered public accounting firm at the completion of their audit, and approves annual audit fees and the selection of an auditing firm. The Audit Committee met four times during fiscal 2008. In addition, the Chairman of the Audit Committee participated in three quarterly meetings in fiscal 2008, to review earnings press releases and the Company’s filings on Form 10-QSB with members of management and the Company’s independent registered public accounting firm.

Compensation Committee

The Compensation Committee is presently composed of four non-employee directors: Sheldon Brottman (Chairman), Dennis Baker, Edward Hunter and Thomas Kosnik. Upon the resignation of Messrs. Brottman, Hunter and Kosnik, the Board of Directors will determine which of Messrs. Pence, Wardell and Lancaster will serve on the Compensation Committee. The Compensation Committee has the sole responsibility for approving and evaluating the officer compensation plans, policies and programs. It may not delegate this authority. It meets as often as necessary to carry out its responsibilities. The committee has the authority to retain compensation consultants, but has not done so. The Compensation Committee met two times during fiscal 2008.

In the past, the committee has met each September to consider the compensation of the Company’s executive officers, including the establishment of base salaries and performance targets for the succeeding year, and the consideration of stock option awards. Management provides the committee with such information as may be requested by the committee, which in the past has included historical compensation information of the executive officers, tally sheets, internal pay equity statistics, and market survey data. Under the guidelines of the NYSE Amex stock exchange, the chief executive officer may not be present during the committee’s deliberations regarding his compensation. If requested by the committee, the chief executive officer may provide recommendations regarding the compensation of the other officers.

The Compensation Committee also has the responsibility to make recommendations to the Board of Directors regarding the compensation of directors.

Shareholder Communications

The Board of Directors has established a procedure by which shareholders of the Company can communicate with the Board of Directors. Shareholders interested in communicating with the Board as a group or with individual directors may do so, in writing. Correspondence to the directors should be sent by regular mail c/o the Secretary, General Employment Enterprises, Inc., One Tower Lane, Suite 2200, Oakbrook Terrace, Illinois 60181. Any such correspondence will be reviewed by the Secretary, who will then forward it to the appropriate parties. Communications that are solicitations or deemed to be irrelevant to the Board’s responsibilities may be discarded, at the discretion of the Secretary.

Nominations for Directors

The By-Laws of the Company establish procedures for the nomination of candidates for election to the Board of Directors. The By-Laws provide that the nominations may be made by the Board of Directors or by a committee appointed by the Board of Directors. Any shareholder entitled to vote in the election of directors generally may make nominations for the election of directors to be held at an Annual Meeting of Shareholders, provided that such shareholder has given actual written notice of his intent to make such nomination or nominations to the Secretary of the Company not less than ninety days nor more than one hundred twenty days prior to the anniversary date of the immediately preceding Annual Meeting of Shareholders. Each such notice must set forth (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings involving any two or more of the shareholders, each such nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder or relating to the Company or its securities or to such nominee’s service as a director if elected; (d) such other information regarding such nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a director of the Company, if so elected.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Listed in the following table is information concerning persons known to the Company to be beneficial owners of more than five percent of the Company’s outstanding Common Stock. Unless noted otherwise, the named persons have sole voting and dispositive power over the shares listed. Except as noted otherwise, the information is as of March 31, 2009.

Name and Address	Amount and Nature of
of Beneficial Owner	Beneficial Ownership	Percent of Class

Herbert F. Imhoff, Jr. One Tower Lane, Suite 2200 Oakbrook Terrace, IL 60181	641,678(1)	11.98%
Rafael Kamal P.O. Box AA Dublin, CA 94568	500,000(2)	9.68
Greg Rankich 21720 NE 181st Pl. Woodinville, WA 98077	317,848(3)	6.15
Timothy John Staboz 1307 Monroe Street LaPorte, IN 46350	276,831(4)	5.36

(1)	Includes 10,161 shares of Common Stock held by Mr. Imhoff, Jr.’s son and 192,193 option shares exercisable by Mr. Imhoff, Jr. within 60 days of the date of this Information Statement.

(2)	Based on Schedule 13D/A dated March 30, 2009 filed with the Securities and Exchange Commission.

(3)	Based on Schedule 13D dated March 11, 2009 filed with the Securities and Exchange Commission.

(4)	Based on Schedule 13D dated June 6, 2008 filed with the Securities and Exchange Commission.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes all compensation awarded to, earned by or paid to the Company’s principal executive officer and the next two most highly compensated executive officers, for all services rendered to the Company during the 2008 and 2007 fiscal years. These individuals are referred to throughout this Information Statement as the “named executive officers.”

Summary Compensation Table

					Non-Equity
					Incentive
				Option	Plan	All Other
Name and		Salary	Bonus	Awards	Compensation	Compensation	Total
Principal Position	Year	($)	($)	($)	($)	($)	($)

Herbert F. Imhoff, Jr.	2008	450,000	—	7,500	—	67,239	524,739
Chairman of the Board,	2007	450,000	—	22,500	6,103	64,438	543,041
Chief Executive Officer and President
Marilyn L. White	2008	200,000	—	8,700	—	23,957	232,657
Vice President	2007	190,000	—	11,250	12,180	22,624	236,054
Kent M. Yauch	2008	190,000	—	8,700	—	23,188	221,888
Vice President,	2007	180,000	10,000	11,250	—	21,888	223,138
Chief Financial Officer and Treasurer

Imhoff Employment Agreement and Consulting Agreement

The Company has an employment agreement with Mr. Imhoff, Jr., to serve as Chairman of the Board, Chief Executive Officer and President (as amended, the “Imhoff Employment Agreement”). If the Closing occurs, the Consulting Agreement (as defined below) will become effective, the Imhoff Employment Agreement will terminate, and Mr. Imhoff, Jr. will forego and release all of his claims with respect to his rights and benefits under the Imhoff Employment Agreement (except with respect to his accrued vacation and his vested benefits under the Company’s Executive Retirement Plan).

The Imhoff Employment Agreement provides, among other things, that Mr. Imhoff, Jr. will serve as Chairman of the Board, Chief Executive Officer and President; will have a continuous three-year term of employment with the Company at a minimum annual base salary of $450,000 (although Mr. Imhoff, Jr. agreed to reduce that base salary to $350,000 for the year ending December 31, 2009); and will be eligible to earn an annual performance bonus and be entitled to receive certain other perquisites and benefits. In addition, the Imhoff Employment Agreement provides that in the event the Company terminates Mr. Imhoff, Jr.’s employment for any reason other than for “cause,” Mr. Imhoff, Jr. would be entitled to receive outplacement assistance; a lump sum cash payment equal to the sum of his base salary (calculated at the $450,000 base salary amount) and average annual performance bonus that would have been payable for the remainder of the term of the Imhoff Employment Agreement; a severance bonus based on a fraction of his average annual performance bonus; and continuation of certain perquisites and fringe benefits for the remainder of the term of the Imhoff Employment Agreement. Also, in the event that any payment, benefit or distribution under the terms of the Imhoff Employment Agreement was determined to be an “excess parachute payment” pursuant to section 280G of the Internal Revenue Code, with the effect that he would become liable for the payment of an excise tax, Mr. Imhoff, Jr. would be entitled to receive an additional gross-up payment.

In connection with entering into the Purchase Agreement, on March 30, 2009, the Company, PSQ and Mr. Imhoff, Jr. entered into a Consulting Agreement (the “Consulting Agreement”), which agreement will become effective upon the consummation of the Share Purchase and Tender Offer. Under the terms of the Consulting Agreement, among other things, (i) the Imhoff Employment Agreement will terminate, as will Mr. Imhoff, Jr.’s rights and benefits under the Imhoff Employment Agreement (except with respect to accrued vacation and his vested benefits under the Company’s Executive Retirement Plan), (ii) all of Mr. Imhoff, Jr.’s stock options will be canceled, (iii) Mr. Imhoff, Jr. will be subject to non-competition and non-solicitation provisions for a period of two years after the expiration or termination of the Consulting Agreement, (iv) Mr. Imhoff, Jr. will grant a release in favor of the Company, (iv) Mr. Imhoff, Jr. will provide consulting services to the Company, and (v) Mr. Imhoff, Jr. will agree to continue to serve as a member of the Board of Directors of the Company during the term of the Consulting Agreement.

In consideration therefor, under the terms of the Consulting Agreement, Mr. Imhoff, Jr. (i) will be paid an annual consulting fee of $300,000 per year, and director fees no less than the fees currently paid to the Company’s non-employee directors ($2,000 per month), during the term of the Consulting Agreement, (ii) will be issued 500,000 shares of Common Stock at the Closing for no additional consideration, and (iii) will receive health and life insurance benefits from the Company, as well as his accrued vacation benefits and accrued benefits under the Company’s Executive Retirement Plan. The term of the Consulting Agreement will be three years from the Closing, and it will be terminable at any time and for any reason by any party, provided that promptly following any such termination thereof, Mr. Imhoff, Jr. will continue to receive for the remainder of the term of the Consulting Agreement the fees and benefits that would otherwise be due to him under the agreement if the agreement had not been terminated. In addition, if the Company defaults in its payment obligations to Mr. Imhoff, Jr. under the Consulting Agreement, the Company will be required to pay to Mr. Imhoff, Jr. the remaining amount of the payments due under the Consulting Agreement in a lump-sum payment within 30 days of such default.

Employment Agreements with Marilyn White and Kent Yauch

The Company has entered into (and subsequently amended) an employment agreement with each of Marilyn White (the “White Employment Agreement”) and Kent Yauch (the “Yauch Employment Agreement” and together with the White Employment Agreement, the “Officer Employment Agreements”). The Officer Employment Agreements provide the terms for the at-will employment of Ms. White and Mr. Yauch, and provide the waiver by each of Ms. White and Mr. Yauch of any benefits to which they may be respectively entitled under the Company’s Key Manager Plan. The Officer Employment Agreements further provide, among other things, that upon a change in control, the severance available to each of Ms. White and Mr. Yauch includes (a) a cash payment equal to two times the employee’s base salary, (b) accelerated vesting of all cash or stock awards, (c) payment of the employees’ severance bonus, (d) payment for any accrued but unused vacation pay, and (e) continued coverage for a period of two years under the Company’s medical, dental and vision plans, and other benefit plans and programs in which the employee is a participant on the date of his or her termination.

Option Awards

The option awards column represents the amount of compensation expense recognized during the fiscal year under FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” with respect to options granted in fiscal 2007 and prior years (none granted in fiscal 2008). Compensation expense is measured as the fair value of the stock options on the date of grant and is amortized over the vesting periods. The methods and assumptions used to determine the fair value of stock options granted are disclosed in “Stock Option Plans” in the notes to consolidated financial statements in the section included in the Company’s Annual Report for fiscal 2008 accompanying this Information Statement.

All stock options awarded to the named executive officers during fiscal 2007 were at option prices that were equal to the market price on the date of grant, had vesting dates two years after the date of grant, and had expiration dates ten years after the date of grant.

Non-Equity Incentive Plan Compensation

The Company has two incentive compensation plans designed to provide annual performance-based incentives to certain named executive officers. The non-equity incentive plan compensation column represents cash awards earned by the named executive officers for performance during the fiscal year under the Chief Executive Officer Bonus Plan and the Operational Vice President Bonus Plan.

During fiscal 2008 and 2007, Mr. Imhoff, Jr. participated in the Company’s Chief Executive Officer Bonus Plan. Under the plan, the executive is eligible to receive an annual cash bonus equal to a percentage of his base salary in effect during the year. The percentage is determined by reference to a combination of two factors: (1) the Company’s consolidated income before income taxes for the fiscal year, to the extent that it exceeds an annual threshold amount, and (2) the amount of improvement in such income compared with the preceding fiscal year. The annual threshold amount is determined by the Compensation Committee prior to the beginning of each fiscal year. The cash bonus is required to be paid to the executive within 2.5 months of the close of the Company’s fiscal year.

During fiscal 2008 and 2007, Ms. White participated in the Company’s Operational Vice President Bonus Plan. Under the plan, the executive is eligible to receive an annual cash bonus equal to a percentage of her base salary in effect during the year. The percentage is determined by reference to a combination of two factors: (1) the income before income taxes of the operating divisions supervised by the executive for the fiscal year, to the extent that it exceeds an annual threshold amount, and (2) the amount of improvement in such income compared with the preceding fiscal year. The annual threshold amount is determined by the Compensation Committee prior to the beginning of each fiscal year. The cash bonus is required to be paid to the executive within 2.5 months of the close of the Company’s fiscal year.

Chief Executive Officer and President

In connection with Mr. Imhoff, Jr.’s agreement to resign as Chief Executive Officer and President of the Company if the Closing occurs, PSQ has requested, and the Board of Directors of the Company has approved, the appointment of Ronald E. Heineman to serve as Chief Executive Officer and President of the Company effective upon Mr. Imhoff, Jr.’s resignation.

Mr. Heineman has agreed to an initial annual salary of $1 and a grant of 150,000 stock options on the date of the Closing pursuant to and in accordance with the Company’s Amended and Restated 1997 Stock

Option Plan (the “1997 Option Plan”), with such options to be fully vested on the date of issuance. The grant of such options was made subject to the approval of the Company’s shareholders of an increase in the number of authorized shares of Common Stock available for issuance under the 1997 Plan to accommodate such stock option issuance, which shareholder approval will be sought at the Company’s 2010 Annual Meeting of Shareholders or at such earlier special meeting of shareholders as may be called in accordance with the Company’s By-laws, provided that such meeting will not be called for prior to the date of the consummation of the Share Purchase and Tender Offer.

There are no family relationships among Mr. Heineman and any directors or other executive officers of the Company, including the persons that would become directors of the Company if the consummation of the Share Purchase and Tender Offer occurs. Other than the transactions described in this section titled “Chief Executive Officer and President,” including the provisions in the Purchase Agreement providing for Mr. Heineman to be appointed as Chief Executive Officer and President of the Company upon the occurrence of the Closing, the Company is not aware of any transaction in which Mr. Heineman has an interest requiring disclosure under Item 404(a) of Regulation S-K.

All Other Compensation

The all other compensation column includes contributions to the Executive Retirement Plan. During fiscal 2008, the Company contributed the following amounts: $45,000 for Mr. Imhoff, Jr.; $20,000 for Ms. White; and $19,000 for Mr. Yauch. During fiscal 2007, the Company contributed the following amounts: $45,000 for Mr. Imhoff, Jr.; $19,000 for Ms. White; and $18,000 for Mr. Yauch.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding stock options held by each of the named executive officers as of September 30, 2008. At that date, there were no outstanding stock awards.

Outstanding Equity Awards at Fiscal Year-End — Option Awards

	Number of Securities
	Underlying Unexercised
	Options (No. )			Option	Option
Name	Exercisable	Unexercisable		Exercise Price ($)	Expiration Date

Herbert F. Imhoff, Jr.	50,000	—		2.45	7/29/11
	102,193	—		0.86	8/4/12
	40,000	—		1.63	9/24/16
Marilyn L. White	10,000	—		1.25	9/30/11
	51,098	—		0.86	8/4/12
	20,000	—		1.63	9/24/16
		15,000	(1)	1.61	9/23/17
Kent M. Yauch	10,000	—		1.25	9/30/11
	29,444	—		0.86	8/4/12
	20,000	—		1.63	9/24/16
	—	15,000	(1)	1.61	9/23/17

(1)	The option vesting date is September 24, 2009.

Retirement Benefits

The Company does not maintain a tax-qualified defined benefit retirement plan for any of its executive officers or employees. The Company has a 401(k) retirement plan in which all full-time employees may participate after one year of service. In addition, the Company has an Executive Retirement Plan, which is a nonqualified deferred compensation plan in which all of the named executive officers participate. It is designed to comply with section 409A of the Internal Revenue Code. Under the plan, the Company contributes a percentage of each participant’s earnings to a rabbi trust under a defined contribution arrangement. The participants direct the investments of the trust, and the Company does not guarantee investment performance. Distributions are payable in accordance with elections made in advance by participants, and may generally occur upon the participant’s separation from service or upon specified distribution dates. Under the terms of the plan, participant account balances are also payable in the event of a change in control of the Company.

Potential Payments upon Termination of Employment or Change in Control

If the transactions contemplated by the Purchase Agreement are consummated, the Imhoff Employment Agreement will terminate. For further information with respect to the arrangements between the Company and Mr. Imhoff, Jr., upon a change in control, see the information under the heading “Imhoff Employment Agreement and Consulting Agreement.”

In the event of a change in control of the Company, if the officer’s employment were to be terminated by the Company for any reason other than “cause,” Mr. Yauch and Ms. White would each be entitled to receive a lump sum cash payment equal to two times the executive’s base salary and average annual bonus; accelerated vesting of all previous cash or stock awards; a severance bonus based on a fraction of his or her average annual bonus; and continuation of certain fringe benefits for a period of two years. If the Share Purchase and Tender Offer are consummated, a change in control will be deemed to have occurred for purposes of the Officer Employment Agreements.

Compensation of Directors

Under the Company’s standard compensation arrangements that were in effect during fiscal 2008, each non-employee director received a monthly retainer of $2,000, and the chairman of the Audit Committee received an additional monthly retainer of $500. Directors did not receive any additional compensation for attendance at meetings of the board or its committees. Employees of the Company did not receive any additional compensation for service on the Board of Directors.

The following table sets forth information concerning the compensation paid to each of the non-employee directors during fiscal 2008:

	Director Compensation
	Fees Earned
	or Paid in Cash	Option Awards*	Total
Name	($)	($)	($)

Dennis W. Baker	27,500	7,950	35,450
Sheldon Brottman	24,000	7,950	31,950
Andrew Dailey(1)	24,000	7,950	31,950
Delain G. Danehey(1)	26,500	7,950	34,450
Joseph F. Lizzadro(2)	10,000	7,950	17,950

*	The aggregate numbers of outstanding option awards at the end of fiscal 2008 were as follows for each of the non-employee directors: Mr. Baker — 15,000; Mr. Brottman — 40,731; Mr. Dailey — 15,000; Mr. Danehey — 28,731; Mr. Lizzadro — 15,000.

(1)	Retired from the Board of Directors on February 23, 2009.

(2)	Retired from the Board of Directors on February 25, 2008.

Option Awards

The option awards column represents the amount of compensation expense recognized during the fiscal year under FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” with respect to options granted in fiscal 2007 and prior years (none granted in fiscal 2008). Compensation expense is measured as the fair value of the stock options on the date of grant and is amortized over the vesting periods. The methods and assumptions used to determine the fair value of stock options granted are disclosed in “Stock Option Plans” in the notes to consolidated financial statements included in the Company’s Annual Report for fiscal 2008 accompanying this Information Statement.

All stock options awarded to the non-employee directors during fiscal 2007 were at option prices that were equal to the market price on the date of grant, had vesting dates two years after the date of grant, and had expiration dates ten years after the date of grant.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. The Company’s management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the Committee reviewed and discussed the audited consolidated financial statements in the Annual Report on Form 10-KSB for the year ended September 20, 2008 with Company management, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited consolidated financial statements with U.S. generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Committee by Statement on Auditing Standards No. 61, Communication With Audit Committees (as amended), other standards of the Public Company Accounting Oversight Board (United States), rules of the Securities and Exchange Commission, and other applicable regulations. In addition, the Committee has discussed with the independent registered public accounting firm the firm’s independence from Company management and the Company, including the matters in the letter from the firm required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and considered the compatibility of non-audit services with the independent registered public accounting firm’s independence.

The Committee discussed with the Company’s independent registered public accounting firm the overall scope and plans for their audit. The Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations; their evaluations of the Company’s internal control; and the overall quality of the Company’s financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in the Annual Report on Form 10-KSB for the year ended September 30, 2008, filed by the Company with the Securities and Exchange Commission. The Committee selected the Company’s independent registered public accounting firm for the year ending September 30, 2009.

The Committee held four meetings during fiscal year 2008. The Committee is comprised solely of independent directors as defined by the NYSE Amex stock exchange listing standards and Rule 10A-3 of the Securities Exchange Act of 1934.

Audit Committee of the Board of Directors
Dennis W. Baker, Committee Chair
Sheldon Brottman
Andrew Dailey
Delain G. Danehey1

1 Please note that Messrs. Dailey and Danehey have retired from the Board of Directors since the issuance of the report of the Audit Committee with respect to fiscal year 2008. The Audit Committee currently consists of Dennis Baker (Chairman), Sheldon Brottman, Edward Hunter and Thomas Kosnik.

INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of the Company’s Board of Directors selected BDO Seidman, LLP to serve as the Company’s independent registered public accounting firm and to audit the Company’s consolidated financial statements for the fiscal year ending September 30, 2009. BDO Seidman, LLP has served as the Company’s independent registered public accounting firm since fiscal 2004.

Principal Accountant Fees

The following table presents fees billed by BDO Seidman, LLP for professional services rendered for the audit of the Company’s financial statements for the fiscal years ended September 30, 2008 and 2007, and fees billed by BDO Seidman, LLP during those years for other professional services:

	2008	2007

Audit fees	$85,000	$81,000
Audit-related fees	8,000	7,000
Tax fees	—	14,000
All other fees	—	—

“Audit fees” relate to services rendered for the audit of the Company’s consolidated financial statements for the fiscal year and for reviews of the interim consolidated financial statements included in the Company’s quarterly reports filed with the Securities and Exchange Commission.

“Audit-related fees” relate to services rendered that are reasonably related to the audit of the Company’s consolidated financial statements and are not included in “audit fees.” These services include audits of the Company’s 401(k) retirement plan.

“Tax fees” relate to services rendered for tax compliance, tax advice and tax planning.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, and to not engage them to perform the specific non-audit services proscribed by law or regulation. At the beginning of each fiscal year, the Audit Committee meets with the independent registered public accounting firm and approves the fees and services to be performed for the ensuing year. On a quarterly basis, the Audit Committee reviews the fees billed for all services provided for the year to date, and it pre-approves additional services if necessary. The committee’s pre-approval policies allow management to engage the independent registered public accounting firm for consultations on tax or accounting matters up to an aggregate of $10,000 annually. All fees listed in the table above were approved in accordance with the Audit Committee’s policies.

ANNEX II

March 30, 2009

The Board of Directors
General Employment Enterprises, Inc.
One Tower Lane
Suite 2200
Oakbrook Terrace, Illinois 60181

Gentlemen:

In accordance with your authorization, Prairie Capital Advisors, Inc. (“Prairie”) has conducted an analysis of a proposed transaction involving the common stock of General Employment Enterprises, Inc. (the “Company”). It is our understanding the Company has executed a letter of intent with PSQ, LLC (the “Buyer”) and its affiliate River Falls Financial Services, Inc. which identifies the proposed terms for a proposed transaction that, if consummated, is to be comprised of the following major components:

1. The Buyer will purchase 7.7 million newly issued common shares of the Company at a price of $0.25 per share for total consideration of $1,925,000.

2. The Buyer will consummate a tender offer to acquire from the Company’s shareholders up to an additional 2.5 million common shares at a price of $0.60 per share.

3. Coincident with the above transactions, the employment agreement between the Company and Mr. Herbert M. Imhoff, Jr. will be terminated and replaced with a consulting agreement. This will result in, among other things, a reduction in Mr. Imhoff’s annual cash compensation, the cancellation of Mr. Imhoff’s stock options, and the issuance of 500,000 common shares to Mr. Imhoff.

As a result of the completion of the above transactions, the Buyer will become the controlling shareholder of the Company.

If the proposed transactions are approved, it is the parties’ intention to execute the Securities Purchase and Tender Offer Agreement by the end of March, 2009 with an anticipated simultaneous completion of the three transaction components outlined above by June 30, 2009. The terms of the three transaction components outlined above, as described in the Securities Purchase and Tender Offer Agreement and other documents prepared regarding the proposed transactions, are collectively referred to herein as the “Proposed Transactions”.

The Special Committee of the Company’s Board of Directors has requested Prairie’s analysis and opinion regarding the Proposed Transactions and specifically whether the Proposed Transactions are fair to the Company and the Company’s stockholders from a financial point of view. Prairie’s opinion is being expressed as of the date first written above.

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In developing our opinion, we have interviewed the Company’s senior management, reviewed its operations and financial performance, and reviewed financial statements as well as other related documents describing the Company and its financial performance. In addition, we have considered various other factors. These factors include, but are not limited to, the following:

•	The history and nature of the Company’s business;

•	The current economic environment, in general, and the specific economic factors bearing on firms competing in the employment industry;

•	Management’s assessment of the historical, current and prospective competitive environment in which the Company operates;

•	The historical financial performance of the Company, as reflected in audited and internally prepared financial statements and projections. For this purpose we have reviewed, among other financial information, audited financial statements of the Company for the five year period ended September 30, 2008. We have also reviewed internally prepared interim financial statements of the Company for the for the first five months of the Company’s 2009 fiscal year through February 28, 2009;

•	The current condition and prospective financial performance of the Company assuming the Proposed Transactions are not completed;

•	The current condition and prospective financial performance of the Company assuming the Proposed Transactions are completed;

•	Costs of capital and rates of return as reflected in the current markets that might apply to equity securities of the Company;

•	The impacts on the Company and its share value of the Buyer’s purchase of 7.7 million shares and the accompanying dilutive effects on existing shareholders;

•	The impacts on the Company of the termination of Mr. Imhoff’s current employment contract and the simultaneous adoption of a consulting agreement that includes, among other terms, the issuance of 500,000 shares of Company common stock to Mr. Imhoff;

•	Historical and latest trends in the market pricing and trading volume of the Company’s publicly traded common stock;

•	Valuation analyses incorporating discounted cash flow approaches prepared under varying assumptions;

•	Valuation analyses incorporating the review of the stock pricing dynamic in firms which operate in the same or similar industry as the Company, and for which public information is available;

•	The process undertaken by the Company with regard to the review, negotiation and consideration of the Proposed Transactions, and;

•	Other factors we deemed relevant in developing our opinion.

Based on the foregoing, as of March 30, 2009, it is Prairie’s opinion that the Proposed Transactions are fair to the Company and its stockholders from a financial point of view.

In completing this engagement, Prairie has relied on information provided by the Company including, but not limited to, financial statements, projections, marketing information, facilities descriptions, employee data, and other information as may have been requested. Prairie has accepted this information as being accurate without independent verification. However, Prairie has exercised its independent judgment in evaluating this information, and has not relied on information determined to be inadequate or incomplete.

Prairie has not investigated the title to or any disclosed or undisclosed liabilities against either the assets or equity securities of the Company. In accordance with recognized professional ethics, Prairie’s fees for this service are not contingent upon the opinions expressed in this letter, and neither Prairie nor any of its employees has a present or intended financial interest in the Company or its equity securities.

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This opinion letter is solely for the use and benefit of the Company’s Board of Directors, and any summary of or reference to the opinion by the Company in connection with the Proposed Transactions will be subject to Prairie’s prior review and written approval provided, however, that Prairie has granted its permission for this opinion to be disclosed in its entirety in documents related to the completion of the Proposed Transactions, including reproducing this opinion letter in full in any proxy statement, information statement or solicitation and/or recommendation delivered to the Company’s stockholders.

Respectfully submitted,

Prairie Capital Advisors, Inc.

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